

WESTWOOD

Westwood Holdings Group, Inc. 2009 Annual Report

Measuring Up

Exceeding client expectations through exceptional performance and ethical conduct.

Measuring Up

Assets under management. Free cash flow. Total stockholder returns. Product performance relative to benchmarks. Above all else, client satisfaction. We measure our performance along many different dimensions.

Behind all the numbers are a few simple facts. Clients entrust us with their money. We work to earn their trust by pursuing superior risk-adjusted returns over the long term and by consistently delivering attentive, responsive service. Under our unique ownership structure, when we generate strong returns for our clients, we also build value for our stockholders and our employees.

As the numbers in our 2009 annual report demonstrate, we grew assets under management significantly, generated strong free cash flow and delivered solid product performance. We are optimistic our 2009 performance succeeded along the most important dimension of all – measuring up to the expectations of our clients, stockholders and employees.

Financial Highlights in thousands, except per share data

	Years ended December 31,		
	2009	**2008**	**2007**
OPERATING RESULTS			
Revenues	**$42,553**	$46,456	$36,292
Income before income taxes	**12,318**	16,535	12,207
Net income	**7,895**	10,543	7,944
Earnings per share – diluted	**$ 1.18**	$ 1.63	$ 1.28
BALANCE SHEET DATA			
Cash and investments	**$45,125**	$31,650	$26,704
Total assets	**59,886**	50,847	39,024
Stockholders' equity	**47,218**	38,794	29,346
Dividends declared	**8,798**	8,356	7,746
ASSETS UNDER MANAGEMENT ($ millions)	**$10,174**	$ 7,185	$ 7,853

Forward-Looking Statements

This Annual Report to Stockholders contains forward-looking statements within the meaning of the federal securities laws. Actual results and the timing of some events could differ materially from those projected in or contemplated by the forward-looking statements due to a number of factors, including without limitation those set forth under the "Forward-Looking Statements" and "Risk Factors" sections in the Annual Report on Form 10-K included herein.



$12
$10
$8
$6
$4
$2
$0
ASSETS UNDER MANAGEMENT in billions
05
06
07
08
09



$50
$40
$30
$20
$10
$0
REVENUES in millions
05
06
07
08
09

About Westwood

Westwood Holdings Group, Inc. manages investment assets and provides services for its clients through two subsidiaries, Westwood Management Corp. and Westwood Trust. Westwood Management Corp. is a registered investment advisor and provides investment advisory services to corporate and public retirement plans, endowments, foundations, the WHG Funds™, other mutual funds and clients of Westwood Trust. Westwood Trust provides trust and custodial services and participation in common trust funds that it sponsors to institutions and high net worth individuals. Westwood Holdings Group, Inc. trades on the New York Stock Exchange under the symbol "WHG."

For more information about Westwood, please visit Westwood's website at www.westwoodgroup.com.

For more information on the WHG Funds™, please visit www.whgfunds.com.

To Our Clients, Stockholders and Employees

Our belief has always been that if we offer quality products that investors want with the efficient, attentive service they deserve, the assets will come. We act on this belief by actively listening to our clients and putting their interests first, investing with discipline and operating our business conservatively and transparently within our unique ownership structure. We've been faithful to this belief for years and we can say with some confidence that it works.

Since we became a public company more than seven years ago, assets under management by Westwood Holdings Group have grown at a compound annual rate of 11 percent, reaching a record $10.2 billion as of December 31, 2009. New asset inflows account for the majority of the growth. Market appreciation as measured by the total return of the S&P 500 generated an annualized return of less than 4 percent over the same period. In recognition of this milestone, we'd like to thank our clients for their trust and loyalty, our employees for their hard work and commitment, and our stockholders, many of whom have been with us from the beginning.

As we enter 2010, we look forward to a year of continued growth. We move forward guided by the beliefs and operating principles that got us here. And with increased assets under management, a proven investment process and a strong, stable organization, we begin 2010 with excellent momentum.

ACHIEVING SOLID RESULTS IN 2009

Assets under management as of December 31, 2009 were $10.2 billion, an increase of 42 percent over 2008, due to market appreciation as well as robust asset inflows. For the full year, revenues were $42.6 million. Net income for 2009 was $7.9 million or $1.18 per diluted share. Cash earnings for 2009 were $15.6 million. In 2009, we returned $8.5 million to stockholders through dividend payments. We continue to maintain a strong balance sheet with no debt and significant liquidity. We hold liquid cash investments equivalent to more than two years' cash expenses.

WESTWOOD ASSETS UNDER MANAGEMENT GROWTH VS. S&P 500 (March 2004 – December 2009)



Westwood AUM
S&P 500
Values indexed to 100 at March 31, 2004
300
250
200
150
100
50
0
Mar-04
Jun-04
Sep-04
Dec-04
Mar-05
Jun-05
Sep-05
Dec-05
Mar-06
Jun-06
Sep-06
Dec-06
Mar-07
Jun-07
Sep-07
Dec-07
Mar-08
Jun-08
Sep-08
Dec-08
Mar-09
Jun-09
Sep-09
Dec-09

We delivered a total return to stockholders of 32 percent in 2009, compared to 27 percent for the Russell 2000 Index. For the three-year trailing period ended December 31, 2009, we delivered a 76 percent total return, ranking in the top 5 percent of companies listed on the New York Stock Exchange and for the five-year trailing period, we delivered a 133 percent return, ranking in the top 8 percent of listed companies.

Additional highlights of our 2009 performance include the acquisition of $52 million in mutual fund assets with the reorganization of the Philadelphia Fund into the WHG LargeCap Value fund. We welcome Philadelphia Fund investors who we believe will benefit from the experience and depth of our investment management team as well as a lower, capped expense ratio and the greater diversity of offerings in the WHG Funds™ family.

Westwood was recognized in 2009 as one of the "100 Best Companies in the United States" by DeMarche Associates, Inc., a leading investment research firm. The award is based on DeMarche's proprietary research and fundamental analysis of more than 3,000 U.S. companies in terms of managing growth and risk factors while maintaining shareholder value.

DELIVERING SUPERIOR RISK-ADJUSTED RETURNS FOR OUR CLIENTS

Our core competency is building quality investment products that deliver superior risk-adjusted returns for our clients. For more than 25 years we have adhered to a disciplined investment process and a focus on high quality companies with strong cash flows, effective management and undervalued earnings growth potential. Over the long term, our investment philosophy has delivered solid performance to our clients.

For the full year 2009, most of our products outperformed their benchmarks. This outperformance was achieved despite a low-quality rally that drove equity markets during the second and third quarters of 2009. Investor appetite for risk reverted to a more normal level in the fourth quarter, which favored Westwood's focus on high quality companies.

We achieved a milestone in 2009 when our SMidCap Value product reached $2.5 billion in assets under management. This growth is a direct result of excellent product performance supported by our marketing efforts and attentive client service. For the five-year trailing period, SMidCap Value ranked in the top 2 percent of its peer group. We congratulate our SMidCap Value team for their hard work and discipline, which led to this achievement. We have closed SMidCap Value to new institutional investors although it remains open to mutual fund investors through WHG SMidCap (WHGMX).

PURSUING GROWTH OPPORTUNITIES

Over the years, Westwood has evolved from a small company offering a single product into a firm offering a full suite of specialized investment products for investors in the institutional, private wealth and mutual fund markets. In 2009, we continued to pursue growth opportunities in each of our three markets.

- In the institutional market, our focus is on building relationships with institutional investment consultants and institutional clients. We responded to numerous requests for proposals in 2009 and expect search activity to remain at a high level in the year ahead. Additionally, we seek sub-advisory opportunities as a means to gain access to established distribution infrastructures. We have built a very effective distribution network by leveraging the resources of our sub-advisory partners, an approach that is significantly more cost-effective than building a proprietary network. In 2009, we added sub-advisory relationships that extend our distribution access in Canada and Europe.

  We also believe collective funds present a meaningful growth opportunity for Westwood. Collective funds target large defined-contribution plan sponsors seeking lower expense ratios. Compared to the mutual fund market, the number of available collective funds is more limited. We launched a SMidCap collective fund in 2008 at the request of a Fortune 100 client and have completed the registration for a LargeCap collective fund.
- In the private wealth market, Westwood Trust experienced relatively little client attrition in spite of the market turmoil following the 2008 financial crisis. Westwood Trust finished 2009 with $2.0 billion in assets under management, an increase of 29 percent over 2008. We believe Westwood Trust's attentive service and Enhanced Balanced™ model provide an excellent experience to our clients and help build relationships that stand the test of time. In 2009, we engaged an institutional investment consultant to work with the Westwood Trust team to identify best practices and seek out opportunities to augment our asset allocation process. We believe this will further refine Westwood Trust's Enhanced Balanced™ offering.
- In the mutual fund market, the WHG Funds™ finished 2009 with more than $560 million in assets, including the assets acquired as part of the Philadelphia Fund reorganization. This is a significant milestone for our WHG Funds™ family, which launched with two funds just four years ago in December 2005. We currently offer five funds including WHG LargeCap Value (WHGLX), WHG SMidCap (WHGMX), WHG Income Opportunity (WHGIX), WHG Balanced (WHGBX) and WHG SmallCap Value (WHGSX). Three of the four WHG Funds™ that have been rated by Morningstar© received four-star ratings and WHG SMidCap received a five-star rating. The WHG SmallCap Value fund will be rated at the end of the first quarter 2010 when it completes its three-year track record.

WESTWOOD TOTAL RETURN PERFORMANCE


Westwood Holdings Group, Inc.
Russell 2000 Index
SNL Asset Manager Index
Values indexed to 100 at 12.31.04
300
250
200
150
100
50
0
12.31.04
12.31.05
12.31.06
12.31.07
12.31.08
12.31.09

Going forward, we will continue to aggressively take our product performance to market in ways that make the most sense for our clients and stockholders. Our goal is to realize the many growth opportunities we've identified in the institutional, private wealth and mutual fund markets.

EMERGING STRONGER

Integrity, discipline, hard work, quality and, most importantly, a philosophy that places our clients' interests first. These operating principles are the hallmarks of Westwood Holdings Group. Our team of talented professionals, many of whom have worked together for more than a decade, is fully committed to these principles.

We are also uniquely advantaged by our ownership structure, which aligns the interests of our clients, stockholders and employees. Every Westwood employee is a stockholder. Employees and directors hold approximately 35 percent of company stock. Equity compensation has proven to be a very effective tool in attracting and retaining talented professionals. Additionally, we believe our ownership structure reinforces Westwood's commitment to put client interests above all others.

Following a two-year period marked by tremendous economic uncertainty and market volatility, Westwood has emerged stronger and more committed than ever to the operating principles and ownership structure that have made us what we are. We will move forward in 2010 with a singular and established focus on exceeding client expectations through exceptional performance and ethical conduct.





Brian O. Casey
President and Chief Executive Officer



Susan M. Byrne
Chairman and Chief Investment Officer




Managed Accounts 4%
Other 5%
Westwood Funds 3%
WHG Funds℠ 6%
Commingled Funds 15%
Separate Accounts 48%
Sub-Advisory 19%

2009 ASSETS UNDER MANAGEMENT BY ACCOUNT TYPE

Building World-Class Products

with discipline, hard work and integrity.

We strive to deliver superior risk-adjusted returns to our clients over the long term while controlling downside risk. We have achieved significant growth in assets under management – reaching a record $10 billion in 2009 – by delivering superior performance. We offer a full suite of specialized investment vehicles that we manage with discipline, adhering strictly to our investment process.

We use a team-based investment process that begins with proprietary fundamental research by our analysts, who make buy and sell recommendations. Four research groups led by senior analysts meet weekly to review analyst recommendations and move approved securities to a list of portfolio candidates. Portfolio teams then meet weekly to review existing portfolios and investment candidates, make buy and sell decisions, and manage portfolio risk. With more than 15 years of experience on average, our investment teams execute this process consistently and effectively.

In their research, Westwood analysts look for companies with strong free cash flows, stable-to-improving returns on equity, improving balance sheets and upside earnings potential that is not reflected in consensus earnings estimates. Our investment process and our bias toward high quality have been proven over a 25-year track record to deliver superior risk-adjusted returns. In 2009, most of our products again outperformed their respective benchmarks.

Other than the SMidCap Value product, which closed to new institutional investors in 2009, Westwood's seasoned products have significant remaining capacity. We believe there is substantial potential for growth. For example, our Income Opportunity product delivered solid returns in 2009 with limited volatility, performance that is likely to appeal to the growing number of baby-boomer investors nearing retirement.

We continue to innovate and expand our product offerings in response to client demand. In 2007, we introduced MidCap Value and LargeCap Enhanced 130/30 products to our Westwood Trust clients. In response to expressed client interest, Westwood Trust is launching a Global Strategic Diversification Fund in 2010 focused on investor purchasing power and inflation protection. Going forward, we will continue to strive – with discipline, hard work and integrity – to deliver the investment products and performance that investors want, as we have done in years past.


THE WHG FUNDS
WESTWOOD HOLDINGS GROUP INC.

WHG SMIDCAP FUND
- **WHGMX**

WHG INCOME OPPORTUNITY FUND
- **WHGIX**
- **WWIAX (A CLASS SHARES)**

WHG LARGECAP VALUE FUND
- **WHGLX**
- **WWLAX (A CLASS SHARES)**

WHG BALANCED FUND
- **WHGBX**

WHG SMALLCAP VALUE FUND
- **WHGSX**

Going to Market Strategically

with attentive client service.

Westwood serves corporate pension funds, public retirement funds, endowments, foundations, mutual funds and high net worth individuals. We are committed to delivering exceptional service to every Westwood client. We never forget that our clients have entrusted us with their money. We work hard to earn that trust every day.

Westwood Management Corp. serves large institutional clients and sub-advisory mandates. Westwood Trust serves small and midsize institutions and individual clients in the private wealth market. The WHG Funds™ serve clients in the mutual fund market, including defined contribution plans and other institutional and individual clients. Highlights of 2009 activity in each market segment include:

INSTITUTIONAL INVESTORS

Search activity remained high. We responded to multiple requests for proposals with marketing presentations and office visits. Our focus is on building strong relationships with targeted institutional investment consultants and marketing directly to certain plan sponsors. We also try to identify and secure sub-advisory opportunities as a way to gain cost-effective access to established distribution networks. In 2009, we secured additional sub-advisory mandates, extending our distribution in Canada and Europe.

PRIVATE WEALTH

Westwood Trust achieved $2 billion in assets under management at year-end 2009, which equates to a 14 percent compound annual growth rate over the past five years. This solid performance is a testament to Westwood Trust's attentive service, consultative approach and excellent, low-cost asset allocation provided by the Enhanced Balanced™ model. Using the Enhanced Balanced™ model, Westwood Trust creates custom investment portfolios to meet each client's individual goals while seeking to maximize return with controlled risk.

MUTUAL FUNDS

Since launching our first two WHG Funds™ in December 2005, assets have grown to more than $560 million just four years later. We now offer five WHG Funds™, four of which have been rated by Morningstar©. WHG LargeCap Value (WHGLX), WHG Income Opportunity (WHGIX) and WHG Balanced (WHGBX) currently have four-star ratings and WHG SMidCap (WHGMX) has a five-star rating. WHG SmallCap Value (WHGSX) will be rated at the end of the first quarter 2010 when it completes its three-year track record. Consistent with our commitment to competitive, capped expense ratios for the WHG Funds™, we lowered the expense ratio on institutional shares of WHG Income Opportunity and WHG Balanced funds by 10 percent in 2009. We believe competitive expense ratios combined with Westwood investment strategies present a compelling offering for institutional mutual fund investors.


WESTWOOD


WESTWOOD



QUARTERLY DIVIDENDS excluding special dividends, in dollars per share


$1.50
$1.00
$0.50
$0.00
0.34
0.48
0.90
1.20
1.23
Q1
Q2
Q3
Q4
05
06
07
08
09

Maintaining a Financially Strong Organization

for our clients, stockholders and employees.

We manage Westwood Holdings Group to achieve the same high quality characteristics that we seek when making investments. We strive to deliver strong free cash flows, effectively manage risk and demonstrate an ability to deliver above-average earnings growth.

While many companies were forced to cut staff levels over the last two years in order to survive, Westwood's growth and financial strength enabled us to add talent to our team during this difficult period. Our assets under management at year-end reached a record $10 billion. We generated solid revenues and cash earnings in 2009.

At year-end, we held over two years' worth of cash expenses in Treasury bills on our balance sheet and had no debt. Our dividend yield was 3.6 percent as of year-end 2009. We continue to return excess cash to our stockholders through dividend payments. In 2009, total cash returned to stockholders totaled $8.5 million. Over the past five years, we returned more than $26 million to stockholders through dividends.

Our financial and organizational strength is reinforced by our unique ownership structure. Every Westwood employee is also a stockholder. Employees and directors own approximately 35 percent of Westwood's outstanding stock. The result is an advantaged structure in which the interests of our clients, stockholders and employees are aligned. Additionally, equity compensation has proven to be a very effective tool for attracting and retaining talent.

We have always adhered to strong corporate governance standards. We conduct our operations with transparency and absolute integrity. As a public company, Westwood operates under multiple layers of oversight from the New York Stock Exchange, the Securities and Exchange Commission and the Texas Department of Banking. Grant Thornton LLP conducts ongoing financial and internal control audits of our operations and PriceWaterhouse Coopers conducts regular composite performance audits. All client assets are held directly by custodial banks.

We were honored to be recognized by DeMarche Associates with their 2009 Award for being one of the "100 Best Companies in the United States." The award recognizes highly successful management of growth and risk factors and performance that ranks in the top 3 percent of all major U.S. corporations. This is the type of performance and management that we strive to deliver every day for the benefit of our clients, stockholders and employees.

The Ultimate Measure

Hard work, discipline and integrity. These are our values. While values are difficult to quantify, they are a fundamental measure of our organization. Our employees take pride in our values and demonstrate hard work, discipline and integrity every day in their words and actions.

Our values are integral to our performance. We strive to achieve exceptional performance along multiple dimensions including product, financial and client service but only in ways that are consistent with our values of hard work, discipline and integrity.

Our dedication to exceptional performance and ethical conduct is best expressed in our mission statement: Westwood is committed to exceeding client expectations through exceptional performance and ethical conduct. Fulfilling that mission is the ultimate measure of our success.

2009 FINANCIAL REVIEW

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-K

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2009
OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _________ to _________

Commission file number 1-31234

WESTWOOD HOLDINGS GROUP, INC.
(Exact name of registrant as specified in its charter)

Delaware	**75-2969997**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
200 Crescent Court, Suite 1200 **Dallas, Texas 75201**	**75201**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **(214) 756-6900**

SECURITIES REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT:

Title of each class:	Name of each exchange on which registered:
Common Stock, par value $0.01 per share	New York Stock Exchange

SECURITIES REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT: None

Indicate by check mark if registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ___ No_X_

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act. Yes ___ No_X_

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes _X_ No__

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes __ No__

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ___

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer", "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer___ Accelerated filer_X_
Non-accelerated filer___ Smaller reporting company___

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ___ No_X_

The aggregate market value on June 30, 2009 of the voting and non-voting common equity held by non-affiliates of the registrant was $235,650,000. For purposes of this calculation, the registrant has assumed that stockholders that are not officers or directors of the registrant are not affiliates of the registrant.

The number of shares of registrant's Common Stock, par value $0.01 per share, outstanding as of February 22, 2010: 7,151,472.

DOCUMENTS INCORPORATED BY REFERENCE

Selected portions of the registrant's definitive Proxy Statement for the 2010 Annual Meeting of Stockholders are incorporated by reference into Part III hereof.

WESTWOOD HOLDINGS GROUP, INC.

Index

PART I

Item 1. Business.

Unless the context otherwise requires, the term "we," "us," "our," "Westwood," or "Westwood Holdings Group" when used in this Form 10-K ("Report") and in the Annual Report to the Stockholders refers to Westwood Holdings Group, Inc., a Delaware corporation, and its consolidated subsidiaries and predecessors taken as a whole. This Report contains some forward-looking statements within the meaning of the federal securities laws. Actual results and the timing of some events could differ materially from those projected in or contemplated by the forward-looking statements due to a number of factors, including without limitation those set forth under "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Item 1A. Risk Factors".

General

We manage investment assets and provide services for our clients through our two subsidiaries, Westwood Management Corp. ("Westwood Management") and Westwood Trust. Westwood Management provides investment advisory services to corporate retirement plans, public retirement plans, endowments and foundations, a family of mutual funds, which we call the WHG Funds, other mutual funds and clients of Westwood Trust. Westwood Trust provides trust and custodial services and participation in common trust funds that it sponsors to institutions and high net worth individuals. Our revenues are generally derived from fees based on a percentage of assets under management, and at December 31, 2009, Westwood Management and Westwood Trust collectively managed assets valued at approximately $10.2 billion. We have been providing investment advisory services since 1983 and, according to recognized industry sources, including Morningstar, Inc., when measured over multi-year periods of ten years and longer, our principal asset classes rank at or above the median in performance within their peer groups.

The core of our business is dependent on our client relationships. We believe that, in addition to investment performance, client service is paramount in the asset management business. As such, a major focus of our business strategy is to continue building strong relationships with clients to better enable us to anticipate their needs and to satisfy their investment objectives. Our team approach is designed to result in efficient, responsive service for our clients. Our future success is dependent to a significant degree on both investment performance and our ability to provide attentive client service.

We were incorporated under the laws of the State of Delaware on December 12, 2001. We are an independent public company, and our common stock is listed on the New York Stock Exchange under the ticker symbol "WHG." We are a holding company, and our principal assets consist of the capital stock of Westwood Management and Westwood Trust.

One of the priorities on which we have focused since 2002 is building a foundation in terms of personnel and infrastructure to support a potentially much larger business. We have also developed products that we believe will be desirable within our target institutional and private client markets. The cost of developing new products and the organization as a whole can result in our incurring expenses before material offsetting revenue is realized. We believe that the foundation and products are now in place and have been taking these products to the institutional marketplace in recent years. We have seen a high level of interest from institutional investors in these products, which we hope will generate new revenue streams.

Available Information

We maintain a website at www.westwoodgroup.com. Information contained on, or connected to, our website is not incorporated by reference into this Form 10-K and should not be considered part of this report or any other filing that we make with the SEC. All filings made by us with the Securities and Exchange Commission ("SEC"), including our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and any amendments to those reports filed or furnished pursuant to Sections 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, are available free of charge on our website. Additionally, our Code of Business Conduct and Ethics, our Corporate Governance Guidelines and our Audit Committee, Compensation Committee and Governance/Nominating Committee Charters are available without charge on our website. Stockholders also may obtain print copies of these documents free of charge by submitting a written request to William R. Hardcastle, Jr. at the address set forth in the front of this Report. The public may read and copy any materials that we file with the SEC at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington DC 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. Also, the SEC maintains an internet website that contains reports, proxy and information statements, and other information regarding issuers, including Westwood Holdings Group, Inc. that file electronically with the SEC. The public can obtain any document we file with the SEC at www.sec.gov.

Westwood Management

General

Westwood Management provides investment advisory services to large institutions, including corporate retirement plans, public retirement plans, endowments and foundations, having at least $10 – $25 million in investable assets, depending on the asset class. Westwood Management also provides advisory services to the WHG Funds and subadvisory services to other mutual funds. Our overall investment philosophy is determined by a team of professionals including our chief investment officer, Susan M. Byrne, and, with respect to the bulk of assets under management, consists of a value-oriented approach focused on achieving a superior, risk-adjusted return by investing in companies generating high levels of free cash flow with strong balance sheets and positioned for growth but not fully recognized as such in the marketplace. This investment approach is designed to preserve capital during unfavorable periods and provide superior real returns over the long term. Westwood Management's investment advisory team consists of a number of investment management, research and trading professionals with substantial investment management experience. The continuity of the team and its years of experience are critical elements in successfully managing investments.

Managed Asset Classes

Asset Management. We offer a broad range of investment asset classes allowing us to serve various types of clients and varying investment objectives. More than half of our assets under management are invested in our LargeCap Value asset class. The following sets forth the principal asset classes currently managed by Westwood Management:

LargeCap Value: Investments in equity securities of approximately 45-60 well-seasoned companies with market capitalizations generally over $5 billion. This portfolio is invested in companies where we expect that future profitability, driven by operational improvements, will be higher than expectations reflected in current share prices. The median market capitalization of our LargeCap Value portfolio was $31.8 billion as of December 31, 2009.

MidCap Value: Investments in equity securities of approximately 50-70 companies with market capitalizations between $4 billion and $20 billion. Similar to the LargeCap Value asset class, we seek to discover operational improvements that are driving earnings growth within small to mid-size companies that can be purchased inexpensively.

SMidCap Value: Investments in equity securities of approximately 45-60 companies with market capitalizations between $100 million and $10 billion. Similar to our other value-oriented asset classes, we seek to discover operational improvements that are driving earnings growth within small to mid-size companies that can be purchased inexpensively.

SmallCap Value: Investments in equity securities of approximately 50-70 companies with market capitalizations between $100 million and $2.5 billion. Similar to our other value-oriented asset classes, we seek to invest in high quality companies whose earnings growth is driven by operational improvements not yet fully recognized by the market.

AllCap Value: Investments in equity securities of approximately 60-80 well-seasoned companies. The portfolio is generally comprised of the best ideas within all market capitalizations above $100 million. Similar to our other value-oriented asset classes, we seek to invest in companies across a broad range of market capitalizations where we expect that future profitability, driven by operational improvements, will be higher than expectations currently reflected in share prices.

LargeCap Enhanced: Investments in equity securities of approximately 75-100 long and 20-30 short, well-seasoned companies with market capitalizations above $3 billion. Using fundamental research with a quantitative screening overlay, this portfolio is invested in companies where we expect that future profitability, driven by operational improvements, will be higher than expectations reflected in current share prices and also shorts companies where we expect that future profitability is below what is reflected in current share prices.

Balanced: Investments in a combination of equity and fixed income securities, designed to provide both growth opportunities and income, while also emphasizing asset preservation in "down" markets. Westwood Management applies its expertise in dynamic asset allocation and security selection decisions in carrying out this balanced strategy approach.

Income Opportunity: Investments in dividend-paying common stocks, straight and convertible preferred stock, master limited partnerships, REITs and selected debt instruments. This portfolio's strategy focuses on companies with strong and improving cash flow sufficient to support a sustainable or rising income stream for investors. This asset class is targeted towards investors seeking high current income through dividend-paying and/or interest-bearing securities.

Master Limited Partnerships (MLPs): Investments include MLPs (including limited partnerships, "LPs," and general partnerships, "GPs"), securities of tanker and other marine shipping companies and other securities whose characteristics are consistent with those listed above. The portfolio focuses on companies that, over time, exhibit higher dividend yields, stable and predictable cash flows, low correlations to other asset classes, and growth opportunities.

Core/Intermediate Fixed Income: Investments in high-grade, intermediate term corporate and government bonds. We seek to add value to client portfolios through yield curve positioning and investing in debt instruments with improving credit quality potential.

Each asset class consists of a portfolio of equity and/or fixed income securities selected by Westwood Management's portfolio teams and chosen to best provide the long term returns consistent with Westwood Management's investment philosophy. Our portfolio teams make decisions for all of Westwood Management's asset classes in accordance with the investment objectives and policies of such asset classes, including determining when and which securities to purchase and sell.

We employ a value-oriented approach in managing our equity asset classes. The common thread that permeates our investment strategies is our focus on a disciplined approach to controlling risk and, whenever possible, preserving the core value of our clients' assets. Our value-oriented asset classes place a greater emphasis on identifying companies where earnings result from actual operational improvements rather than from improvements derived from financial statement adjustments. Our desire to prevent the loss of the core value of client assets is the overriding objective of this strategy, even at the cost of potentially higher returns. Through investments in companies that exhibit these characteristics, Westwood Management seeks to demonstrate consistently superior performance relative to our industry peers and relevant benchmark indices.

More than half of our assets under management are invested in equity securities of companies with large market capitalizations. When measured over multi-year periods, ten years and longer, Westwood Management's principal asset classes have consistently ranked above the median within peer group performance rankings according to recognized industry sources, including Morningstar, Inc.

Our ability to grow assets under management is primarily dependent on our competitive long-term performance record, building strong relationships with investment consulting firms nationwide as well as our ability to develop new client relationships. We continually look for opportunities to expand our assets under management by growing our existing asset classes and developing new portfolios focusing on investment areas not part of our current asset classes under management. We primarily intend to grow our asset classes internally but may consider acquiring new asset classes from third parties, as discussed under "--Growth Strategy" below. Our growth strategy provides our clients with more investment opportunities and diversifies our assets under management, thereby reducing our risk in any one area of investment and increasing our competitive ability to attract new clients.

Advisory and Subadvisory Service Agreements

Westwood Management manages client accounts under investment advisory and subadvisory agreements. Typical within the asset management industry, such agreements are usually terminable upon short notice and provide for compensation based on the market value of the client's assets under management. Westwood Management's advisory fees are paid quarterly in advance based on assets under management on the last day of the preceding quarter, quarterly in arrears based on assets under management on the last day of the previous quarter, or are based on a daily or monthly analysis of assets under management for the stated period. A limited number of our clients have a performance-based fee component in their contract, which generates additional revenues if we outperform a specified index over a specific period of time. We record revenue for performance-based fees at the end of the measurement period. Revenue from advance payments is deferred and recognized over the period that services are performed. Pursuant to these agreements, Westwood Management provides overall investment management services, including directing investments in conformity with the investment objectives and restrictions established by clients. Unless otherwise directed in writing by our client, Westwood Management has the authority to vote all proxies with respect to client assets.

Westwood Management is also a party to subadvisory agreements with other investment advisors under which it performs substantially the same services as it does under its advisory agreements. However, the investment strategy adopted for a particular client is subject to supervision and review by the client. Our subadvisory fees are computed based upon the daily net assets of the client and are payable on a monthly basis. As with our advisory agreements, these agreements are terminable upon short notice.

Under our subadvisory agreement with Teton Advisors, Inc. (formerly Gabelli Advisers, Inc.), Westwood Management provides investment advisory services to the GAMCO Westwood Funds family of mutual funds. Westwood Management owns shares of Class A Common Stock representing a 15.3% economic interest in Teton Advisors, Inc., an affiliate of GAMCO Investors, Inc. Based on SEC filings, we believe that GAMCO Investors, Inc. owned 13.2% of our common stock as of December 31, 2009. Westwood Management received subadvisory payments from Teton Advisors, Inc. of $617,000, $784,000 and $844,000 for the twelve months ended December 31, 2009, 2008 and 2007, respectively.

While Westwood Management provides subadvisory services with respect to the Westwood Funds family of funds, Westwood Management provides investment advisory services directly to the WHG Funds family of mutual funds, which includes the WHG SMidCap Fund, the WHG Income Opportunity Fund, the WHG LargeCap Value Fund, the WHG Balanced Fund and the WHG SmallCap Value Fund. "WHG Funds" represent the family of institutional mutual funds for which Westwood Management serves as advisor. "Westwood Funds" represent the family of mutual funds for which Westwood Management serves as subadvisor.

One of our largest clients in terms of assets paid us both asset-based and performance-based advisory fees two of the last three years. Due to a significant performance fee earned in 2008, this client accounted for 19.5% of our fee revenues in 2008; however, this client did not pay us a performance fee in 2009 and accounted for less than 1% of our revenues for the year ended December 31, 2009. Our four largest clients accounted for approximately 13.1% of fee revenues for the year ended December 31, 2009. The loss of some or all of these large clients or the failure to achieve superior investment performance necessary to earn a performance fee could have a material adverse affect on our business and our results of operations.

Westwood Trust

General

Westwood Trust provides trust and custodial services and participation in common trust funds that it sponsors to institutions and high net worth individuals generally having at least $1 million in assets under management. Westwood Trust seeks to define and improve the risk/return profile of the client's investment portfolio by complementing or enhancing existing investment strategies. Westwood Trust provides back office services to its clients, including tax reporting, distribution of income to beneficiaries, preparation of account statements and attending to the special needs of particular trusts, and also serves as trustee for tax and estate-planning purposes and for special needs trusts. Westwood Trust is chartered and regulated by the Texas Department of Banking.

Westwood Trust primarily provides services for employee benefit trusts and personal trusts. Employee benefit trusts include retirement plans of businesses to benefit their employees, such as defined contribution plans, pensions and profit sharing plans. Westwood Trust may also be appointed as a trustee and may provide administrative support for these plans, as well as investment advisory and custodial services. Personal trusts are developed to achieve a number of different objectives, and Westwood Trust acts as trustee to these trusts and assists them in developing tax-efficient trust portfolios. The fees charged by Westwood Trust are separately negotiated with each client and are based on the complexity of the operations of the trust and the amount of assets under management.

Services

Westwood Trust undertakes a fiduciary responsibility toward the management of each client's assets and utilizes a consultative asset allocation approach. This approach involves Westwood Trust examining the client's financial situation, including the client's current portfolio of investments, and advising the client on ways in which it can enhance its investment returns and financial position. Westwood Trust also provides custodial services, safekeeping and accounting services.

Common Trust Funds

Westwood Trust sponsors a number of common trust funds in which our clients' assets are commingled to achieve economies of scale. Westwood Trust's common trust funds fall within two basic categories: personal trusts and employee benefit trusts. Westwood Trust sponsors common trust funds for most of the asset classes managed by Westwood Management. Westwood Trust also engages third party subadvisors for some common trust funds, such as our Growth Equity, International Equity and High Yield Bond common trust funds.

Enhanced Balanced Portfolios

Westwood Trust is a strong proponent of asset class diversification, and offers its clients the ability to diversify among multiple different asset classes. Westwood Trust Enhanced Balanced ™ portfolios seek to combine these asset classes into a customizable portfolio for clients seeking to maximize return for a given level of risk. Periodic adjustments are made to asset class weightings in Enhanced Balanced ™ portfolios based on historical returns, risk and correlation data, as well as an analysis of our capital markets outlook.

Distribution Channels

We market our services through several distribution channels that allow us to expand the reach of our investment advisory services. These channels enable us to leverage existing distribution infrastructure and capabilities of other financial services firms and intermediaries while focusing on our core competency of developing outstanding investment asset classes.

Institutional Investment Consultants

Investment management consulting firms serve as gatekeepers to many corporate retirement plans, public retirement plans, endowments and foundations, which represent Westwood's primary client target markets. Consultants provide guidance to their clients in setting asset allocation strategy, as well as creating investment policies. Consultants also make recommendations for investment firms they believe can best meet their client's investment objectives. We have established strong relationships with many national and regional investment consulting firms, which has resulted in our being considered and hired by many of their clients. Continuing to enhance our existing consulting firm relationships, as well as forging new relationships, serves to increase the awareness of our services in both the consultant community and their underlying institutional client base.

Subadvisory Relationships

Our subadvisory relationships allow us to extend the reach of our investment management services to clients of other investment companies with broad, established distribution capabilities. In subadvisory arrangements, our client is typically the investment company through which our services are offered to investors. In these subadvisory arrangements, our investment advisory services are typically made available through retail-based mutual fund offerings. The investment company that sponsors the mutual fund is responsible for marketing, distribution, operations and accounting related to these funds.

Managed Accounts

Managed accounts are similar in some respects to subadvisory relationships in that a third-party financial institution, such as a brokerage firm or turnkey asset management program provider, handles distribution to the end client. The end client in a managed account is typically a high net worth individual or small institution. In these arrangements, the third party financial institution is responsible to the end client for client service, operations and accounting.

Growth Strategy

We believe that we have established a strong platform to support future growth, deriving our strength in large part from the experience and capabilities of our management team and skilled investment professionals. We believe that this focused, stable team has contributed in large part to our solid investment performance, superior client service and a growing array of asset classes. We believe that opportunities for future growth may come from our ability to:

- generate growth from new and existing clients and consultant relationships
- attract and retain key employees
- grow assets in our additional asset classes
- foster continued growth of the Westwood Trust platform
- foster expanded distribution via mutual funds
- pursue strategic acquisitions and alliances
- continue to strengthen our brand name.

Generate growth from new and existing clients and consultant relationships. As our primary business objective, we intend to maintain and enhance existing relationships with clients and investment consultants by continuing to provide solid investment performance and high quality customer service to existing relationships. Additionally, we intend to pursue growth through targeted sales and marketing efforts that emphasize our investment performance and superior client service. New institutional client accounts are generally derived through investment consultants, and we have been successful in developing solid long-term relationships with many national and regional investment consultants. We believe that the familiarity with our firm, our people and our processes that we have built in consultant and client relationships is one of the key factors in being considered for new client investment mandates.

Attract and retain key employees. In order to achieve our performance and client relationship objectives, we must be able to retain and attract talented investment professionals. We believe that we have created a workplace environment in which motivated, performance-driven, and client-oriented individuals thrive. As a public company, we are able to offer to our employees a compensation program that includes strong equity incentives such that the success of our employees will be closely tied to the success of our clients. We believe that these factors are critical ingredients in maintaining a stable, client-focused environment, and accordingly we have built a firm that we believe can support significant future growth.

Grow assets in our additional asset classes. LargeCap Value is our flagship product and we believe it has significant capacity for additional assets; however, we continue to develop additional asset classes in response to client needs and the opportunities we see in the marketplace. We believe these additional asset classes provide opportunities for us to grow our assets under management. For instance, we have achieved meaningful growth in assets in our SMidCap Value product since we began marketing this asset class to institutions in 2004. As a result of this growth, the SMidCap Value asset class was closed to new institutional assets in 2009. The WHG SMidCap mutual fund remains open. We have also developed new asset classes in recent years that we intend to introduce to the institutional marketplace in the future. SmallCap Value has a six-year track record, Income Opportunity has compiled a seven-year track record and

AllCap Value will soon complete an eight-year track record. We began marketing SmallCap Value to institutions in 2007 and it has already completed the approval process at many investment consulting firms, earning several institutional mandates. Our AllCap product has been receiving increased interest and was awarded several institutional mandates. In 2007, we launched an MLP portfolio in response to the needs of an existing client. We believe that we have the team in place to support these products in the institutional marketplace. If we continue to deliver strong performance, we believe that demand for these asset classes can provide meaningful growth in our assets under management.

Foster continued growth of the Westwood Trust platform. Westwood Trust has experienced solid growth in serving small- to medium-sized institutions and high net worth individuals. We are seeing continued interest from clients and prospects in the diversified, highly attentive service model that we have developed. A significant percentage of new asset growth at Westwood Trust stems from referrals and additional assets from existing clients. We believe the continued acceptance of our Enhanced Balanced ™ product, which offers diversified exposure to multiple asset classes in a tax efficient, comprehensive solution for clients, provides us with opportunities for future growth.

Foster expanded distribution via mutual funds. The WHG Funds consist of WHG SMidCap (WHGMX), WHG Income Opportunity (WHGIX), WHG LargeCap Value (WHGLX), WHG Balanced (WHGBX) and WHG SmallCap Value (WHGSX), which were launched from 2005 through 2007. The WHG Funds, which mirror our institutional strategies, offer capped expense ratios and are available in an institutional share class for all funds. In December 2007 we launched an A share for WHG LargeCap Value and WHG Income Opportunity in order to target No Transaction Fee ("NTF") mutual fund supermarket platforms and the broker/dealer marketplace. The WHG SMidCap Fund has been awarded a 5-star rating by Morningstar Inc., while WHG LargeCap, WHG Income Opportunity and WHG Balanced each have a 4-star rating. We expect WHG SmallCap Value to be rated by Morningstar Inc. in 2010 after it completes its 3-year track record at the end of the first quarter 2010. In 2009 we reduced the expense cap for WHG Income Opportunity and WHG Balanced in order to increase their appeal to investors. We believe that access to our SMidCap Value, Income Opportunity, LargeCap Value, Balanced and SmallCap Value asset classes via an institutional mutual fund vehicle will present an attractive offering for certain segments of institutional investors, including 401(k) plans.

Pursue strategic acquisitions and alliances. We will carefully evaluate strategic acquisition, joint venture and alliance opportunities. We may express an interest in pursuing acquisitions of asset management firms, mutual funds, or trust companies having assets where we have expertise or that appear appropriate as a means of expanding the range of asset classes or services we offer or expanding our distribution capabilities. By acquiring investment firms that successfully manage asset classes beyond our current expertise we could increase opportunities to attract new clients and provide existing clients with an even more diversified range of asset classes. We may also consider entering into alliances with other financial services firms to allow us to leverage our core competency of developing superior investment products in combination with alliance partners that could provide us with enhanced distribution capabilities or provide our clients with access to additional service offerings.

Continue strengthening our brand name. We believe that the strength of our brand name has been a key component to our successful long-term tenure in the investment industry and will continue to be instrumental to our future success. We have developed our strong brand name largely through high profile coverage in various investment publications and electronic media. A number of our investment professionals, including Ms. Byrne, David Spika, Investment Strategist, Mark Freeman, Senior Vice President, and Ragen Stienke, Vice President, enjoy a visible presence in print and electronic media, which we believe enhances our brand name. We will continue to look for creative ways to strengthen our brand name and reputation in our target client markets.

Competition

We are subject to substantial and growing competition in all aspects of our business. Barriers to entry to the asset management business are relatively low, and we believe that we will face a growing number of competitors. Although no one company dominates the asset management industry, many companies are larger, better known and have greater resources than us.

Further, we compete with other asset management firms on the basis of asset classes offered, the investment performance of those asset classes in absolute terms and relative to peer group performance, quality of service, fees charged, the level and type of compensation offered to key employees, and the manner in which asset classes are marketed. Many of our competitors offer more asset classes and services and may also have substantially greater assets under management.

We compete against numerous investment dealers, banks, insurance companies and others that sell equity funds, taxable income funds, tax-free investments and other investment products. In addition, the allocation by many investors of assets from active equity investment to index funds, fixed income or similar asset classes has enhanced the ability of firms offering non-equity asset classes and passive equity management to compete with us effectively. In short, the competitive landscape in which we operate is both intense and dynamic, and there can be no assurance that we will be able to compete effectively in the future as an independent company.

Additionally, most prospective clients perform a thorough review of an investment manager's background, investment policies and performance before committing assets to that manager. In many cases, prospective clients invite a number of competing firms to make presentations. The process of obtaining a new client typically takes twelve to eighteen months from the time of the initial contact. While we have achieved a high degree of success in competing successfully for new clients, it is a process to which we must continue to dedicate significant resources over an extended period, with no certainty of success.

Regulation

Westwood Management

Virtually all aspects of our business are subject to federal and state laws and regulations. These laws and regulations are primarily intended to protect investment advisory clients and stockholders of registered investment advisers. Under such laws and regulations, agencies that regulate investment advisers like us have broad administrative powers, including the power to limit, restrict or prohibit advisers from carrying on their business in the event that they fail to comply with such laws and regulations. In such event, the possible sanctions that may be imposed include the suspension of individual employees, limitations on engaging in certain lines of business for specified periods of time, revocation of investment adviser and other registrations, censures and fines. We believe that we are in substantial compliance with all material laws and regulations.

Our business is subject to regulation at both the federal and state level by the SEC and other regulatory bodies. Westwood Management is registered with the SEC under the Investment Advisers Act of 1940 and under the laws of various states. As a registered investment adviser, Westwood Management is regulated and subject to examination by the SEC. The Investment Advisers Act imposes numerous obligations on registered investment advisers, including fiduciary duties, record keeping requirements, operational requirements, marketing requirements and disclosure obligations. Westwood Management also acts as adviser to a family of mutual funds, the WHG Funds, which are registered with the SEC under the Investment Company Act of 1940. As adviser to a registered investment company, Westwood Management must comply with the requirements of the Investment Company Act and related regulations. The Investment Company Act imposes numerous obligations on registered investment companies, including requirements relating to operations, fees charged, sales, accounting, record-keeping, disclosure, governance and restrictions on transactions with affiliates. Under the rules and regulations of the SEC promulgated pursuant to the federal securities laws, we are subject to periodic examination by the SEC. The SEC is authorized to institute proceedings and impose sanctions for violations of the Investment Advisers Act and the Investment Company Act, ranging from censure to termination of an investment adviser's registration. The failure of Westwood Management to comply with the requirements of the SEC could have a material adverse effect on Westwood. We must also comply with anti-money laundering laws and regulations, including the USA PATRIOT Act of 2001. We believe that we are in substantial compliance with the requirements of the regulations under the Investment Advisers Act, the Investment Company Act and the USA PATRIOT Act.

Westwood Trust

Westwood Trust operates in a highly regulated environment and is subject to extensive supervision and examination. As a Texas chartered trust company, Westwood Trust is subject to the Texas Finance Code (the "Finance Code"), the rules and regulations promulgated under the Finance Code and supervision by the Texas Department of

Banking. These laws are intended primarily for the protection of Westwood Trust's clients and creditors, rather than for the benefit of investors. The Finance Code provides for and regulates a variety of matters, such as:

- minimum capital maintenance requirements
- restrictions on dividends
- restrictions on investments of restricted capital
- lending and borrowing limitations
- prohibitions against engaging in certain activities
- periodic examinations by the office of the Texas Department of Banking Commissioner
- furnishing periodic financial statements to the Texas Department of Banking Commissioner
- fiduciary record-keeping requirements
- prior regulatory approval for certain corporate events (such as mergers, sale/purchase of all or substantially all of the assets and transactions transferring control of a trust company).

The Finance Code also gives the Banking Commissioner broad regulatory powers (including penalties and civil and administrative actions) if the trust company violates certain provisions of the Finance Code or conservatorship or closure if Westwood Trust is determined to be in a "hazardous condition" (as defined by law). Westwood Trust's failure to comply with the Finance Code could have a material adverse effect on Westwood.

Westwood Trust is limited by the Finance Code in the payment of dividends to undivided profits which is described as that part of equity capital equal to the balance of net profits, income, gains, and losses since its formation date minus subsequent distributions to stockholders and transfers to surplus or capital under share dividends or appropriate board resolutions. At the discretion of its board of directors, Westwood Trust has made quarterly and special dividend payments to Westwood Holdings Group out of undivided profits.

Employee Retirement Income Security Act of 1974

We are subject to the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), and to the related regulations, insofar as we are a "fiduciary" under ERISA with respect to some of our clients. ERISA and applicable provisions of the Internal Revenue Code impose certain duties on persons who are fiduciaries under ERISA or who provide services to ERISA plan clients and prohibit certain transactions involving ERISA plan clients. Our failure to comply with these requirements could have a material adverse effect on us.

Employees

At December 31, 2009, we had 64 full-time employees, including 27 investment management, research and trading professionals, 19 marketing and client service professionals, and 18 operations and business management professionals. No employees are represented by a labor union and we believe our employee relations to be good.

Segment information

For information about our operating segments, Westwood Management and Westwood Trust, please see footnote 14 "Segment Reporting" in the financial statements accompanying this Report.

Item 1A. Risk Factors

We believe these represent the material risks currently facing our business. Our business, financial condition or results of operations could be materially adversely affected by these risks. The trading price of our common stock could decline due to any of these risks, and you may lose all or part of your investment. You should carefully consider the risks described below before making an investment decision. You should also refer to the other information included or incorporated by reference in this Report, including our financial statements and related notes.

Poor investment performance of assets managed by us could adversely affect our results of operations.

Because we compete with many asset management firms on the basis of asset classes offered and the investment performance of those asset classes, our success is dependent to a significant extent on the investment performance of the assets that we manage. Because our revenue is primarily generated from fees derived as a percentage of assets under management, poor performance tends to result in the loss or reduction of client accounts, which correspondingly decreases revenues. Underperformance relative to peer groups for our various asset classes could adversely affect our results of operations, especially if such underperformance continues for a lengthy period of time.

Some management employees are considered critical to our success, and our inability to attract and retain key employees could compromise our future success.

We believe that our future success will depend to a significant extent upon the services of our executive officers, particularly Susan M. Byrne, our Chairman of the Board and Chief Investment Officer, and Brian O. Casey, our President and Chief Executive Officer. As with other asset management businesses, our future performance depends to a significant degree upon the continued contributions of these and other key officers, investment professionals, marketing, client service and management personnel. There is substantial competition for skilled personnel and the loss of one or more of our key employees or our failure to attract, retain and motivate qualified personnel, could negatively impact our business, financial condition, results of operations and future prospects.

Our revenues are dependent upon the performance of the securities markets and negative performance of the securities markets could reduce our revenues.

Our results of operations are affected by many economic factors, including the performance of the securities markets. Negative performance within the securities markets or short-term volatility within the securities markets could result in investors withdrawing assets, decreasing their rates of investment or shifting assets to cash or other asset classes that we do not manage, all of which could reduce our revenues. Because most of our revenues are based on the value of assets under management, a decline in the value of those assets would also adversely affect our revenues. In addition, in periods of slowing growth or declining revenues, profits and profit margins are adversely affected because certain expenses remain relatively fixed.

In particular, more than half of our assets under management are invested in equity securities of companies with a large market capitalization. As a consequence, we are particularly susceptible to the volatility associated with changes in the market for large capitalization stocks. Due to this concentration, any change or reduction in such markets, including a shift of our clients' and potential clients' preference from investments in equity securities of large capitalization stocks to other equity or fixed income securities could have a significant negative impact on our revenues and results of operations. This negative impact could occur due to the depreciation in value of our assets under management, the election by clients to select other firms to manage their assets or the election by clients to allocate assets away from asset classes that we manage. Any of these events would result in decreased assets under management and therefore reduced revenues and a decline in results of operations.

If we are unable to realize benefits from the costs we have incurred and are continuing to incur to develop new asset classes and otherwise broaden our capabilities, our growth opportunities may be adversely affected.

We have incurred significant costs during the last several years to develop new asset classes, including SmallCap Value, AllCap Value, Income Opportunity, MidCap, LargeCap Enhanced (130/30) and an MLP portfolio, to launch five new mutual funds under the WHG Funds name, and to upgrade our business infrastructure. Some of the costs associated with these improvements will continue to be incurred in future periods and are relatively fixed. We may not realize the benefits of these investments and, in the event we are not able to do so, our growth opportunities may be adversely affected.

Due to the substantial cost and time required to introduce new asset classes in our industry, we may not be able to successfully introduce new asset classes in a timely manner, or at all.

The development and marketing of new asset classes in our industry requires a substantial amount of time and financial resources. Our ability to market and sell a new asset class successfully depends on our financial resources, the performance results of the specific asset class, the timing of the offering and our marketing strategies. Once an asset class is developed, whether through acquisition or internal development, we must still effectively market the asset class to our existing and prospective clients. This entails incurring substantial financial costs related to research on the target assets and the demand for such asset class in the market, as well as sales and marketing costs associated with attracting assets to the new asset class. In addition, our ability to sell new asset classes to our existing and prospective clients depends on our ability to meet or exceed the performance of our competitors who offer the same or similar asset classes. We may not be able to manage the assets within a given asset class profitably. Moreover, it may take years before we are able to produce the level of results that will enable us to attract clients. If we are unable to realize the benefits of the costs and expenses incurred in developing new asset classes, we may experience losses as a result of our management of these asset classes, and our ability to introduce further new asset classes and compete in our industry may be hampered.

Our business is dependent on investment advisory, subadvisory and trust agreements that are subject to termination or non-renewal. As a result, we could lose any of our clients on very short notice.

Substantially all of our revenues are derived pursuant to investment advisory, subadvisory and trust agreements with our clients. In general, either party may terminate these agreements upon 30 days' notice. Any termination of, or failure to renew, a material number of these agreements could have a material adverse impact on us, particularly because many of our costs are relatively fixed.

A small number of clients account for a substantial portion of our business. As such, the reduction or loss of business with any of these clients could have an adverse impact on our business, financial condition and results of operations.

One of our largest clients in terms of assets paid us both asset-based and performance-based advisory fees two of the last three years. Due to a significant performance fee earned in 2008, this client accounted for 19.5% of our fee revenues for the year ended December 31, 2008; however, this client did not pay us a performance fee in 2009 and accounted for less than 1% of our revenues for the year ended December 31, 2009. Our four largest clients accounted for approximately 13.1% of fee revenues for the year ended December 31, 2009. We are therefore dependent to a significant degree on our ability to maintain our existing relationships with these clients. There can be no assurance that we will be successful in maintaining these existing client relationships, securing additional clients or achieving the superior investment performance necessary to earn a performance-based advisory fee. Any failure by us to retain one or more of these large clients or establish profitable relationships with additional clients could have a material adverse effect on our business, financial condition and results of operations.

Competitive fee pressures could reduce revenues and profit margins.

The investment management business is highly competitive and has relatively low barriers to entry. To the extent we have to compete on the basis of price, we may not be able to maintain our current fee structure. Although our investment management fees vary from product to product, we have competed primarily on the performance of our products and client service rather than on the level of our investment management fees relative to our competitors. In recent years there has been a trend toward lower fees in the investment management industry. In order to maintain our fee structure in a competitive environment, we must be able to continue to provide clients with investment returns and service that make investors willing to pay our fees. We cannot be assured that we will succeed in providing investment returns and service that will allow us to maintain our current fee structure. Fee reductions on existing or future new business could have an adverse effect on our profit margins and results of operations.

Performance fees could have a significant effect on our revenues and results of operations.

We have performance fee agreements with a small number of our clients, which would pay us a fee if we outperform a specified index over predetermined periods of time. There can be no assurance that we will perform well relative to such indexes and the failure to do so would cause us to earn none or only part of those potential revenues, which would have a material adverse effect on our revenues and results of operations. Our revenues from performance-based fees could fluctuate significantly from one measurement period to the next, depending on how we perform relative to the indexes specified in these agreements. For example, we earned a significant performance fee in 2008, but did not earn a performance fee in 2009.

Any event that negatively affects the asset management industry in general could have a material adverse effect on us.

Any event affecting the asset management industry that results in a general decrease in assets under management or a significant general decline in the number of advisory clients or accounts could negatively impact our revenues. Our future growth and success depends in part upon the growth of the asset management industry.

Our business is subject to extensive regulation with attendant costs of compliance and serious consequences for violations.

Virtually all aspects of our business are subject to various laws and regulations including the Investment Advisers Act, the Investment Company Act, and anti-money laundering laws. These laws and regulations generally grant regulatory agencies broad administrative powers, including the power to limit or restrict us from operating our business as well as the powers to place us under conservatorship or closure in the event we fail to comply with such laws and regulations. Violations of such laws or regulations could subject us and/or our employees to disciplinary proceedings and civil or criminal liability, including revocation of licenses, censures, fines or temporary suspension, permanent bar from the conduct of business, conservatorship, or closure. Any such proceeding or liability could have a material adverse effect upon our business, financial condition, results of operations and business prospects. Due to the extensive regulations and laws to which we are subject, our management is required to devote substantial time and effort to legal and regulatory compliance issues.

In addition, the regulatory environment in which we operate is subject to change. We may be adversely affected as a result of new or revised legislation or regulations or by changes in the interpretation or enforcement of existing laws and regulations. See " -- Regulation."

Misuse of assets and information in the possession of our investment professionals and employees could result in costly litigation and liability for us and our clients.

Our investment professionals handle a significant amount of assets along with financial and personal information for our clients. Although we have implemented a system of controls to minimize the risk of a fraudulent taking or misuse of assets and information, there can be no assurance that our controls will be adequate to prevent such fraudulent actions by our portfolio managers or employees. If our controls are ineffective in preventing the fraudulent taking or misuse of assets and information, we could be subject to costly litigation, which could consume a substantial amount of our resources, distract our management from our operations, and could also result in regulatory sanctions. Additionally, any such fraudulent actions could adversely affect some of our clients in other ways, and these clients could seek redress against us.

Acquisitions involve inherent risks that could compromise the success of the combined business and dilute the holdings of current stockholders.

As part of our long-term business strategy, we may consider acquisitions of similar or complementary businesses. See " -- Growth Strategy." If we are not correct when we assess the value, strengths, weaknesses, liabilities and potential profitability of acquisition candidates or if we are not successful in integrating the operations of the acquired businesses, the success of the combined business could be compromised. Any future acquisitions will be accompanied by the risks commonly associated with acquisitions. These risks include, among others, potential exposure to unknown liabilities of acquired companies and to acquisition costs and expenses, the difficulty and expense of integrating the operations and personnel of the acquired companies, the potential disruption to the business of the combined company and potential diversion of management's time and attention, the impairment of relationships with and the possible loss of key employees and clients as a result of the changes in management, potential future write-downs related to goodwill impairment in connection with acquisitions, and dilution to the stockholders of the combined company if the acquisition is made for stock of the combined company. In addition, asset classes, technologies or businesses of acquired companies may not be effectively assimilated into our business or have a positive effect on the combined company's revenues or earnings. The combined company may also incur significant expense to complete acquisitions and to support the acquired asset classes and businesses. Further, any such acquisitions may be funded with cash, debt or equity, which could have the effect of diluting the holdings or limiting the rights of stockholders. Finally, we may not be successful in identifying attractive acquisition candidates or completing acquisitions on favorable terms.

Various factors may hinder the declaration and payment of dividends.

We have historically paid a quarterly dividend. However, the payment of future dividends is subject to the discretion of our Board of Directors and various factors may prevent us from paying dividends. Such factors include our financial position, capital requirements and liquidity, the existence of a stock repurchase program, state corporate and banking law restrictions, results of operations and such other factors as our Board of Directors may consider relevant. In addition, as a holding company, our ability to pay dividends is dependent on the dividends and income we receive from our subsidiaries. At the present time our primary source of cash is dividends that may be received from Westwood Management or Westwood Trust. The payment of dividends by Westwood Management or Westwood Trust is subject to the discretion of their Boards of Directors and compliance with applicable laws, including, in particular, the provisions of the Texas Finance Code applicable to Westwood Trust. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

Our business is vulnerable to systems failures that could have a material adverse effect on our business, financial condition and results of operations.

Any delays or inaccuracies in securities pricing information or information processing could give rise to claims against us, which could have a material adverse effect on our business, financial condition and results of operations. We are highly dependent on communications and information systems and on third party vendors for securities pricing information and updates from certain software. We may suffer a systems failure or interruption, whether caused by an earthquake, fire, other natural disaster, power or telecommunications failure, unauthorized access, act of God, act of war or otherwise, and our back-up procedures and capabilities may not be adequate or sufficient to eliminate the risk of extended interruptions in operations.

We may not be able to fund future capital requirements on favorable terms, if at all.

We cannot be certain that financing to fund our working capital or other cash requirements, if needed, will be available on favorable terms, if at all. Our capital requirements will vary greatly from quarter to quarter depending on, among other things, capital expenditures, fluctuations in our operating results and financing activities. If future financing is necessary, we may or may not be able to obtain financing on favorable terms, if at all. Further, any future equity financings could dilute the relative percentage ownership of the then existing holders of our common stock, and any future debt financings could involve restrictive covenants that limit our ability to take certain actions.

Failure to maintain effective internal controls could have a material adverse effect on our business and stock price.

Effective internal controls are necessary for us to provide reliable financial reports. If we cannot provide reliable financial reports, our brand and operating results could be harmed. All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

We cannot be certain that the measures we take to evaluate and improve our internal controls will ensure that we implement and maintain adequate controls over our financial processes and reporting in the future. Any failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm our operating results or cause us to fail to meet our reporting obligations. If we fail to maintain the adequacy of our internal controls, as such standards are modified, supplemented or amended from time to time; we may not be able to ensure that we can conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act. In addition, failure to achieve and maintain an effective internal control environment could cause investors to lose confidence in our reported financial information, which could have a material adverse effect on our stock price.

Our organizational documents contain provisions that may prevent or deter another group from paying a premium over the market price to our stockholders to acquire our stock.

Our organizational documents contain provisions that require a vote of two-thirds of the shares of stock entitled to vote to remove directors for cause, establish that stockholders cannot act by written consent, and that authorize our board of directors to issue, without shareholder approval, blank check preferred stock. In addition, as a Delaware corporation, we are subject to Section 203 of the Delaware General Corporation Law relating to business combinations. These provisions could delay, deter or prevent a merger, consolidation, tender offer or other business combination or change of control involving us that could include a premium over the market price of our common stock that some or a majority of our stockholders might consider to be in their best interests.

We are a holding company and are dependent on the operations and funds of our subsidiaries.

We are a holding company, with no revenue generating operations and no assets other than our ownership interests in Westwood Management and Westwood Trust. Accordingly, we are dependent on the cash flow generated by these operating subsidiaries and must rely on dividends or other intercompany transfers from these operating subsidiaries to generate the funds necessary to meet our obligations.

Item 2. Properties.

Westwood, Westwood Management and Westwood Trust conduct their principal operations through a leased property with approximately 21,600 square feet located in Dallas, Texas. The initial term of the lease agreement expires in May 2011. We believe these facilities will be adequate to serve our currently anticipated business needs.

Item 3. Legal Proceedings.

We are subject from time to time to certain claims and legal proceedings arising in the ordinary course of our business. We do not believe the outcome of these proceedings will have a material impact on our financial position, operations or cash flow.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.

Market Information

Our common stock has traded on the New York Stock Exchange (the "NYSE") under the symbol "WHG" since July 1, 2002. At December 31, 2009, there were approximately 170 record holders of our common stock, although we believe that the number of beneficial owners of our common stock is substantially greater. The table below sets forth the high and low sale prices for the common stock, as reported by the NYSE for the periods indicated.

	High	Low
2009		
Fourth Quarter	$40.60	$33.35
Third Quarter	42.28	33.50
Second Quarter	44.44	37.28
First Quarter	42.92	24.12
2008		
Fourth Quarter	$48.05	$22.47
Third Quarter	53.31	39.05
Second Quarter	43.00	33.38
First Quarter	39.00	32.31

Dividends

We have declared a cash dividend on our common stock for each quarter since the date that our common stock was first publicly traded. The table below sets forth the quarterly dividends declared for the periods indicated.

	Quarterly
2009	
Fourth Quarter	$0.33
Third Quarter	0.30
Second Quarter	0.30
First Quarter	0.30
2008	
Fourth Quarter	$0.30
Third Quarter	0.30
Second Quarter	0.30
First Quarter	0.30

In addition, on February 4, 2010 we declared a quarterly cash dividend of $0.33 per share on our common stock payable on April 1, 2010 to stockholders of record on March 15, 2010. We currently intend to continue paying cash dividends in such amounts as our Board of Directors determines is appropriate. Any payment of cash dividends in the future will be at the discretion of the Board of Directors and subject to some limitations under the Delaware General Corporation Law.

Westwood Holdings Group, Inc. is the sole stockholder of both Westwood Management and Westwood Trust. Westwood Trust is limited under applicable Texas law in the payment of dividends to undivided profits which is defined as that part of equity capital equal to the balance of net profits, income, gains, and losses since its formation date minus subsequent distributions to stockholders and transfers to surplus or capital under share dividends or appropriate board of director resolutions.

EQUITY COMPENSATION PLAN INFORMATION

The following table gives information as of December 31, 2009 about shares of our common stock that may be issued upon the exercise of options, warrants and rights under the Third Amended and Restated Westwood Holdings Group, Inc. Stock Incentive Plan, our only equity compensation plan in effect at that time. The material terms of this plan were approved by our stockholders at our 2009 Annual Meeting.

Plan Category	Number of securities to be issued upon exercise of outstanding options (a)	Weighted-average exercise price of outstanding options (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders	54,900	$12.90	699,000
Equity compensation plans not approved by security holders	-	-	-
Total	54,900	$12.90	699,000

PERFORMANCE GRAPH

The following graph compares total stockholder returns of Westwood since December 31, 2004 with the total return of the Russell 2000 Index and the SNL Asset Manager Index. The SNL Asset Manager Index is a composite of 32 publicly traded asset management companies.

Comparison of Cumulative Five Year Total Return


Total Return Performance
250
200
150
100
50
0
Index Value
Westwood Holdings Group, Inc.
Russell 2000
SNL Asset Manager
12/31/04
12/31/05
12/31/06
12/31/07
12/31/08
12/31/09

	Period ended						Cumulative Five-Year
Index	**12/31/04**	**12/31/05**	**12/31/06**	**12/31/07**	**12/31/08**	**12/31/09**	**Total Return**
Westwood Holdings Group, Inc.	$100.00	$98.04	$132.45	$224.97	$175.99	$232.67	132.67%
Russell 2000 Index	100.00	104.55	123.76	121.82	80.66	102.58	2.58
SNL Asset Manager Index	100.00	127.18	147.49	167.89	79.79	129.44	29.44

The total return for our stock and for each index assumes $100 invested on December 31, 2004 in our common stock, the Russell 2000 Index, and the SNL Asset Manager Index, including reinvestment of dividends. Our common stock is traded on the NYSE.

The closing price of our common stock on the last trading day of the year ended December 31, 2009 was $36.34 per share. Historical stock price performance is not necessarily indicative of future price performance.

Item 6. Selected Consolidated Financial Data.

SELECTED CONSOLIDATED FINANCIAL DATA

The selected consolidated financial data presented below for the five years ended December 31, 2009, except Assets Under Management, is derived from our consolidated financial statements as audited by Grant Thornton LLP, independent registered public accounting firm as of and for the years ended December 31, 2009, 2008, 2007 and 2006, and from our consolidated financial statements as audited by Deloitte & Touche LLP, independent registered public accounting firm as of and for the year ended December 31, 2005, and should be read in conjunction with those statements. The information set forth below should be read in conjunction with "Item 1. Business" and "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Report.

	Year ended December 31, (in thousands, except per share amounts)				
	2009	**2008**	**2007**	**2006**	**2005**
Consolidated Statements of Income Data:					
Total revenues	$42,553	$46,456	$36,292	$27,364	$21,940
Total expenses	30,235	29,921	24,085	20,110	15,897
Income before income taxes	12,318	16,535	12,207	7,254	6,043
Provision for income taxes	4,423	5,992	4,263	2,785	2,407
Income before cumulative effect of accounting change	7,895	10,543	7,944	4,469	3,636
Net income	7,895	10,543	7,944	4,508	3,636
Income before cumulative effect of change in accounting principle per share – basic	$1.25	$1.73	$1.36	$0.80	$0.67
Income before cumulative effect of change in accounting principle per share – diluted	$1.18	$1.63	$1.28	$0.79	$0.66
Earnings per share – basic	$1.25	$1.73	$1.36	$0.81	$0.67
Earnings per share – diluted	$1.18	$1.63	$1.28	$0.79	$0.66
Cash dividends declared per common share	$1.23	$1.20	$1.15	$1.33	$1.09

	As of December 31, (in thousands)				
	2009	**2008**	**2007**	**2006**	**2005**
Consolidated Balance Sheet Data:					
Cash and investments	$45,125	$31,650	$26,704	$20,110	$19,775
Total assets	59,886	50,847	39,024	28,722	27,310
Stockholders' equity	47,218	38,794	29,346	22,735	21,559
Assets Under Management (in millions)	$10,174	$7,185	$7,853	$5,927	$4,928

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

You should read the following discussion and analysis in conjunction with "Selected Consolidated Financial Data" included in this Report, as well as our consolidated financial statements and related notes thereto appearing elsewhere in this Report.

Forward-Looking Statements

Statements in this Report and the Annual Report to Stockholders that are not purely historical facts, including statements about our expected future financial position, results of operations or cash flows, as well as other statements including words such as "anticipate," "believe," "plan," "estimate," "expect," "intend," "should," "could," "goal," "target," "designed," "on track," "comfortable with," "optimistic" and other similar expressions, constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Actual results and the timing of some events could differ materially from those projected in or contemplated by the forward-looking statements due to a number of factors, including, without limitation, those set forth below:

- our ability to identify and successfully market services that appeal to our customers;
- the significant concentration of our revenues in four of our customers;
- our relationships with investment consulting firms;
- our relationships with current and potential customers;
- our ability to retain qualified personnel;
- our ability to develop and market new asset classes successfully;
- our ability to maintain our fee structure in light of competitive fee pressures;
- competition in the marketplace;
- downturns in financial markets;
- new legislation adversely affecting the financial services industries;
- interest rates;
- changes in our effective tax rate;
- our ability to maintain an effective system of internal controls;
- the other risks detailed from time to time in our SEC reports.

Additional factors that could cause our actual results to differ materially from our expectations are discussed under the section entitled "Risk Factors" and elsewhere in this Report. You should not rely unduly on these forward-looking statements, which speak only as of the date of this Report. Other unknown or unpredictable factors may cause actual results to differ materially from those projected by the forward-looking statements. Most of these factors are difficult to anticipate and may be beyond our control. Except as required by law, we are not obligated to publicly release any revisions to these forward-looking statements to reflect events or circumstances occurring after the date of this Report or to reflect the occurrence of unanticipated events.

Overview

We manage investment assets and provide services for our clients through our two subsidiaries, Westwood Management and Westwood Trust. Westwood Management provides investment advisory services to corporate retirement plans, public retirement plans, endowments and foundations, the WHG Funds, other mutual funds and clients of Westwood Trust. Westwood Trust provides institutions and high net worth individuals trust and custodial services and participation in common trust funds that it sponsors. Our revenues are generally derived from fees based on a percentage of assets under management and at December 31, 2009 Westwood Management and Westwood Trust collectively managed assets valued at approximately $10.2 billion. We have been providing investment advisory services since 1983 and, according to recognized industry sources, including Morningstar, Inc., when measured over multi-year periods, our principal asset classes have consistently ranked above the median in performance within their peer groups.

One of the priorities on which we have focused since our spin-off in 2002 is building a foundation in terms of personnel and infrastructure to support a potentially much larger business. We have also developed products that we believe will be desirable within our target institutional and private client markets. The cost of developing new products and the organization as a whole has resulted in us incurring expenses that, in some cases, do not currently have material offsetting revenue. Now that we believe the foundation and the products are in place, we are taking these new products to the institutional marketplace and believe that institutional investors will recognize the value in these products and generate new revenue streams for us.

We began marketing our SMidCap Value product to institutional investment consultants in late 2004. As a result of this targeted marketing effort, assets in SMidCap Value increased from $78 million at December 31, 2004 to $2.7 billion at December 31, 2009. As a result of this growth, the SMidCap Value asset class was closed to new institutional assets in 2009. The WHG SMidCap mutual fund remains open. We continue to devote significant marketing efforts to the institutional market for our LargeCap Value, SmallCap Value, AllCap Value and other products. Our SmallCap Value product has progressed through the approval process at many investment consulting firms and we are seeing interest in this capacity-constrained product. We won our first institutional mandates in AllCap Value in 2009. Between December 2005 and April 2007 we also launched five mutual funds under the WHG Funds name. As of December 31, 2009, assets in these five funds were $566 million. In addition to the funds' existing institutional share class, in December 2007 we launched an A share for WHG LargeCap Value and WHG Income Opportunity in order to target No Transaction Fee ("NTF") mutual fund supermarket platforms and the broker/dealer marketplace. We have an additional WHG Fund registered with the SEC, the WHG AllCap Value Fund, and are evaluating opportunities to launch this fund in the future.

Revenues

We derive our revenues from investment advisory fees, trust fees, and other revenues. Our advisory fees are generated by Westwood Management, which manages client accounts under investment advisory and subadvisory agreements. Advisory fees are calculated based on a percentage of assets under management, and are paid in accordance with the terms of the agreements. Westwood Management's advisory fees are paid quarterly in advance based on assets under management on the last day of the preceding quarter, quarterly in arrears based on assets under management on the last day of the previous quarter, or are based on a daily or monthly analysis of assets under management for the stated period. Westwood Management recognizes revenues as services are rendered. A limited number of our clients have a performance-based fee component in their contract, which generates additional revenues if we outperform a specified index over a specific period of time. We record revenue for performance-based fees at the end of the measurement periods. In 2008, we recognized a performance-based fee for a client in the second quarter and a separate performance-based fee for another client in the fourth quarter. Since most of our advance paying clients' billing periods coincide with the calendar quarter to which payment relates, the revenue related to those clients is fully recognized within the quarter. Consequently, there is not a significant amount of deferred revenue contained in our financial statements.

Our trust fees are generated by Westwood Trust pursuant to trust or custodial agreements. Trust fees are separately negotiated with each client and are generally based on a percentage of assets under management. Westwood Trust also provides trust services to a small number of clients on a fixed fee basis. Most trust fees are paid quarterly in advance and are recognized as services are rendered. Since the majority of Westwood Trust's advance paying clients' billing periods coincide with the calendar quarter to which payment relates, the revenue related to those clients is fully recognized within the quarter; consequently, there is not a significant amount of deferred revenue contained in our financial statements.

Our other revenues generally consist of interest and investment income. Although we invest most of our cash in U.S. Treasury securities, we also invest in equity instruments and money market funds.

Assets Under Management

Assets under management increased $3.0 billion, or 42%, to $10.2 billion at December 31, 2009 compared to $7.2 billion at December 31, 2008. This increase was primarily due to market appreciation of assets under management and net inflows of assets from new clients. Quarterly average assets under management increased $747 million, or 10%, to $8.5 billion for 2009 compared with $7.7 billion for 2008.

Assets under management decreased $668 million, or 9%, to $7.2 billion at December 31, 2008 compared to $7.9 billion at December 31, 2007. The decrease in assets under management was primarily due to market depreciation of assets under management, partially offset by net inflows of assets from new and existing clients. Quarterly average assets under management increased $813 million, or 12%, to $7.7 billion for 2008 compared with $6.9 billion for 2007.

	As of December 31, (in millions)			% Change	
	2009	**2008**	**2007**	**2009 vs. 2008**	**2008 vs. 2007**
Westwood Management Corp.					
Separate Accounts	$ 4,889	$3,080	$3,846	59%	(20)%
Subadvisory	1,972	1,619	1,051	22	54
WHG Funds	566	253	234	124	8
Westwood Funds	289	300	362	(4)	(17)
Managed Accounts	449	375	491	20	(24)
Total	8,165	5,627	5,984	45	(6)
Westwood Trust					
Commingled Funds	1,511	1,173	1,427	29	(18)
Private Accounts	376	286	324	31	(12)
Agency/Custody Accounts	122	99	118	23	(16)
Total	2,009	1,558	1,869	29	(17)
Total Assets Under Management	$10,174	$7,185	$7,853	42%	(9)%

Westwood Management. In the preceding table, "Separate Accounts" represent corporate pension and profit sharing plans, public employee retirement funds, Taft Hartley plans, endowments, foundations and individuals. "Subadvisory" represents relationships where Westwood Management provides investment management services for funds offered by other financial institutions. "WHG Funds" represent the family of institutional mutual funds for which Westwood Management serves as advisor. "Westwood Funds" represent the family of mutual funds for which Westwood Management serves as subadvisor. "Managed Accounts" represent relationships with brokerage firms and other registered investment advisors who offer Westwood Management's products to their customers.

Westwood Trust. In the preceding table, "Commingled Funds" represent funds that have been established to facilitate investment of fiduciary funds of multiple clients by combining assets into a single trust for taxable and tax-exempt entities. "Private Accounts" represent discretionary accounts where Westwood Trust acts as trustee or agent and has full investment discretion. "Agency/Custody Accounts" represent non-discretionary accounts in which Westwood Trust provides agent or custodial services, but does not act in an advisory capacity. For certain assets in this category, Westwood Trust currently provides limited custody services for a minimal or zero fee, but views these assets as potentially converting to fee-generating managed assets in the future. As an example, some assets in this category consist of low-basis stock currently being held in custody for clients, but will likely transfer to fee-generating managed assets during an inter-generational transfer of wealth at some future date.

Results of Operations

The following table and discussion of our results of operations is based upon data derived from our consolidated statements of income contained in our consolidated financial statements and should be read in conjunction with these statements, which are included elsewhere in this Report.

	Years ended December 31, (in thousands)			% Change	
	2009	**2008**	**2007**	**2009 vs. 2008**	**2008 vs. 2007**
Revenues					
Advisory fees					
Asset-based	$31,794	$26,966	$21,719	18%	24%
Performance-based	-	8,725	3,021	(100)	189
Trust fees	10,304	11,018	10,275	(6)	7
Other revenues	455	(253)	1,277	280	(120)
Total revenues	42,553	46,456	36,292	(8)	28
Expenses					
Employee compensation and benefits	23,730	23,209	18,411	2	26
Sales and marketing	576	803	581	(28)	38
WHG mutual funds	600	384	161	56	139
Information technology	1,221	1,114	970	10	15
Professional services	1,531	1,749	1,630	(12)	7
General and administrative	2,577	2,662	2,332	(3)	14
Total expenses	30,235	29,921	24,085	1	24
Income before income taxes	12,318	16,535	12,207	(26)	35
Provision for income taxes	4,423	5,992	4,263	(26)	41
Net income	$ 7,895	$10,543	$ 7,944	(25)%	33%

Year Ended December 31, 2009 Compared to Year Ended December 31, 2008

Total Revenue. Our total revenues decreased by 8% to $42.6 million in 2009 compared with $46.5 million in 2008. Asset-based advisory fees increased by 18% to $31.8 million in 2009 from $27.0 million in 2008 due to higher average assets under management as a result of market appreciation of assets and net inflows from new clients. Performance-based advisory fees decreased 100% from $8.7 million in 2008 due to no performance fees earned in 2009. We are eligible to earn a performance fee in 2010 dependent upon out-performance in 2010, subject to an under-performance carry-forward from 2009. Trust fees decreased by 6% to $10.3 million in 2009 from $11.0 million in 2008 due to lower average beginning-of-quarter assets under management in 2009. The vast majority of our Trust fees is billed in advance based on assets at the end of the previous quarter and were negatively impacted by the sharp market decline in the fourth quarter of 2008 and the first quarter of 2009. Other revenues, which generally consist of interest and investment income, increased by 280% to $455,000 in 2009 compared with $(253,000) in 2008. Other revenues increased primarily due to a $1.6 million increase in net unrealized gains. Partially offsetting this increase were an increase of $456,000 in net realized losses and a $399,000 decrease in interest and dividend income.

Employee Compensation and Benefits. Employee compensation and benefits, which generally consist of salaries, incentive compensation, equity-based compensation expense and benefits, increased by 2% to $23.7 million compared with $23.2 million in 2008. This increase was primarily due to an increase of $931,000 in restricted stock expense due to additional restricted stock grants in February 2009 as well as the higher market price at the time the shares were granted compared to prior grants, and an increase of $526,000 in salary expense due to salary increases for certain employees and increased headcount. These increases were partially offset by decreases of $845,000 in incentive compensation expense and $203,000 in profit sharing contributions both due to lower pretax income. We had 64 full-time employees as of December 31, 2009 compared to 63 at December 31, 2008.

Sales and Marketing. Sales and marketing costs consist of expenses associated with our marketing efforts, including travel and entertainment, direct marketing, and advertising costs. Sales and marketing costs decreased by 28% to $576,000 in 2009 compared with $803,000 in 2008. The decrease is primarily the result of decreases in travel and entertainment costs of $135,000 and in direct marketing expense of $69,000.

WHG Mutual Funds. WHG Mutual Funds expenses generally consist of costs associated with our marketing, distribution and administration efforts related to the WHG Funds. WHG mutual funds expenses increased 56% to $600,000 in 2009 compared with $384,000 in 2008. This increase is primarily due to a $164,000 increase in legal fees and a $40,000 increase in direct marketing expense. Legal fees were related to the reorganization of the Philadelphia Fund into the WHG LargeCap Value Fund. On November 16, 2009, we acquired the business and substantially all of the related assets of Baxter Financial Corporation related to its management of the Philadelphia Fund. In connection with this acquisition, the Philadelphia Fund was reorganized into the WHG LargeCap Value Fund. Related to this acquisition, we recorded total assets of $2.7 million and deferred liabilities of $1.7 million. We paid consideration on the closing date and are obligated to pay deferred payments twelve and twenty-four months from the transaction closing date.

Information Technology. Information technology expenses are generally costs associated with proprietary investment research tools, computing hardware, software licenses, maintenance and support, telecommunications and other related costs. Information technology expense increased by 10% to $1.2 million in 2009 compared with $1.1 million in 2008. The increase is primarily due to increases of $48,000 in IT environment support costs, $43,000 in software maintenance and licenses and $43,000 in data fees.

Professional Services. Professional services expenses generally consist of audit, external subadvisor expense, legal and other professional fees. Professional services expense decreased by 12% to $1.5 million in 2009 compared with $1.7 million in 2008. The decrease is primarily due to a $354,000 decrease in advisory fees paid to external subadvisors due to growth common trust funds sponsored by Westwood Trust being temporarily invested in passive index funds. Increases of $73,000 in legal expense and $56,000 in other professional fees partially offset the decrease.

General and Administrative. General and administrative expenses generally consist of costs associated with the lease of our office space, insurance, office supplies, custody expense, investor relations, charitable contributions and other miscellaneous expenses. General and administrative expenses decreased by 3% to $2.6 million in 2009 compared with $2.7 million in 2008. The decrease is primarily due to decreases of $82,000 in miscellaneous expenses, $43,000 in occupancy expense, $40,000 in custody expense and $30,000 in training and seminars expense. Partially offset these decreases, we incurred an increase of $121,000 in insurance expense as we increased professional liability coverage amounts due to the requirements of certain large new clients.

Provision for Income Taxes. Provision for income taxes decreased by 26% to $4.4 million in 2009 compared with $6.0 million in 2008 primarily due to lower income before taxes. The effective tax rate was 35.9% in 2009 compared to 36.2% in 2008.

Year Ended December 31, 2008 Compared to Year Ended December 31, 2007

Total Revenue. Our total revenues increased by 28% to $46.5 million in 2008 compared with $36.3 million in 2007. Asset-based advisory fees increased by 24% to $27.0 million in 2008 from $21.7 million in 2007 primarily due to net inflows from new and existing clients. These increases were partially offset by the withdrawal of assets by certain clients. Performance-based advisory fees increased 189% to $8.7 million in 2008 from $3.0 million in 2007 primarily due to an out-performance fee of $5.2 million carried over from 2007, which was subject to potential under-performance reductions in 2008, which did not occur. Performance fees for 2008 out-performance were fully recognized in 2008 and there is no carryover into 2009. We are eligible to earn a performance fee in 2009 dependent on out-performance in 2009. Trust fees increased by 7% to $11.0 million in 2008 from $10.3 million in 2007 primarily due to higher average fee realizations. Other revenues, which generally consist of interest and investment income, decreased by 120% to $(253,000) in 2008 compared with $1.3 million in 2007. Other revenues decreased primarily due to an $872,000 increase in unrealized losses, a $405,000 decrease in net realized gains and a $390,000 decrease in interest income. Partially offsetting these decreases was an increase of $143,000 in dividend income.

Employee Compensation and Benefits. Employee compensation and benefits increased by 26% to $23.2 million compared with $18.4 million in 2007. This increase resulted primarily due to an increase of $1.6 million in incentive compensation expense due to higher pretax income, an increase of approximately $1.4 million in restricted stock expense due to additional restricted stock grants in February 2008 and July 2007, an increase of $1.2 million in salary expense due to increased headcount and salary increases for certain employees, and an increase of $251,000 in profit sharing contributions. We had 63 full-time employees as of December 31, 2008 compared to 52 at December 31, 2007.

Sales and Marketing. Sales and marketing costs increased by 38% to $803,000 in 2008 compared with $581,000 in 2007. The increase is primarily the result of increases in travel and entertainment costs of $185,000 and in direct marketing expense of $31,000.

WHG Mutual Funds. WHG mutual funds expenses increased 139% to $384,000 in 2008 compared with $161,000 in 2007. This increase is primarily due to an $189,000 increase in shareholder servicing expense and a $106,000 increase in legal fees. Decreased fund reimbursement expense due to lower reimbursements due to a higher level of assets in the funds compared to last year partially offset these increases.

Information Technology. Information technology expense increased by 15% to $1,114,000 in 2008 compared with $970,000 in 2007. The increase is primarily due to increases of $43,000 in IT environment support costs, $32,000 in software maintenance and licenses, $30,000 in quotations and $24,000 in research tools.

Professional Services. Professional services expense increased by 7% to $1.7 million in 2008 compared with $1.6 million in 2007. The increase is primarily due to a $55,000 increase in advisory fees paid to external subadvisors due to increased average assets under management in growth and high yield common trust funds sponsored by Westwood Trust, a $33,000 increase in other professional fees related to collective fund start-up costs and an increase in public relations expense and a $21,000 increase in legal expense.

General and Administrative. General and administrative expenses increased by 14% to $2.7 million in 2008 compared with $2.3 million in 2007. The increase is primarily due to increases of $147,000 in custody expense due to the addition of a second international subadvisor at Westwood Trust, $39,000 in occupancy expense, $36,000 in miscellaneous expenses and $36,000 in office supplies expense.

Provision for Income Taxes. Provision for income taxes increased by 41% to $6.0 million in 2008 compared with $4.3 million in 2007 primarily due to higher income before taxes. The effective tax rate was 36.2% in 2008 compared to 34.9% in 2007. The increase in the effective tax rate was primarily due to more taxable income in the 35% tax bracket for federal income taxes than in the previous year.

Supplemental Financial Information

As supplemental information, we are providing non-generally accepted accounting principles ("non-GAAP") performance measures that we refer to as cash earnings and cash expenses. We provide these measures in addition to, but not as a substitute for, net income and total expenses, which are reported on a U.S. generally accepted accounting principles ("GAAP") basis. Both our Management and Board of Directors review cash earnings and cash expenses to evaluate our ongoing performance, allocate resources and review dividend policy. We believe that these non-GAAP performance measures, while not substitutes for GAAP net income and total expenses, are useful for both management and investors to evaluate our underlying operating and financial performance and our available resources. We do not advocate that investors consider these non-GAAP measures without considering financial information prepared in accordance with GAAP.

In calculating cash earnings, we add to net income the non-cash expense associated with equity-based compensation awards of restricted stock and stock options, amortization of intangible assets and the deferred taxes related to the tax-basis amortization of goodwill. We define cash expenses as total expenses less non-cash equity-based compensation expense and amortization of intangible assets. Although depreciation on fixed assets is a non-cash expense, we do not add it back when calculating cash earnings or deduct it when calculating cash expenses because depreciation charges represent a decline in the value of the related assets that will ultimately require replacement.

For the year ended December 31, 2009, our cash earnings decreased by 10% to $15.6 million compared with $17.3 million for the year ended December 31, 2008, primarily due to an 8% decrease in total revenues.

The following table provides a reconciliation of net income to cash earnings and total expenses to cash expenses for the years presented:

(in thousands)				% Change	
	2009	**2008**	**2007**	**2009 vs. 2008**	**2008 vs. 2007**
Net Income	$ 7,895	$10,543	$ 7,944	(25)%	33%
Add: Restricted stock expense	7,666	6,735	5,316	14	27
Add: Intangible amortization	13	-	-	-	-
Add: Deferred taxes on goodwill	5	-	-	-	-
Cash earnings	$15,579	$17,278	$13,260	(10)	30
Total expenses	$30,235	$29,921	$24,085	1	24
Less: Restricted stock expense	(7,666)	(6,735)	(5,316)	14	27
Less: Intangible amortization	(13)	-	-	-	-
Cash expenses	$22,556	$23,186	$18,769	(3)%	24%

Liquidity and Capital Resources

Historically we have funded our operations and cash requirements with cash generated from operating activities. As of December 31, 2009, we had no long-term debt. The changes in net cash provided by operating activities generally reflect the changes in earnings plus the effect of non-cash items and changes in working capital. Changes in working capital, especially accounts receivable and accounts payable, are generally the result of timing differences between collection of fees billed and payment of operating expenses.

During 2009, cash flow provided by operating activities, principally our investment advisory business, was $10.6 million compared to cash used in operations of $6.3 million during 2008 and cash provided by operations of $11.7 million during 2007. The increase of $16.9 million was due primarily to the reduced net purchases of U.S. Treasury Bills and a decrease in accounts receivable. The decrease of $18.0 million from 2007 to 2008 was due primarily to the net purchase of U.S. Treasury Bills and an increase in accounts receivable, partially offset by an increase in cash earnings. At December 31, 2009 and 2008, we had working capital of $43.0 million and $35.2 million, respectively.

Cash flow used in investing activities during 2009 was $1.7 million and was primarily related to net sales of available-for-sale investments and cash paid to acquire a business. Cash flow used in investing activities during 2008 of $13.1 million was primarily due to the net sales of investments, partially offset by the purchase of fixed assets. Cash flow used in investing activities during 2007 of $3.1 million was primarily due to net purchases of available-for-sale investments.

Cash used in financing activities of $9.5 million, $7.9 million and $6.2 million during 2009, 2008 and 2007, respectively, was primarily due to the payment of cash dividends and the purchase of treasury stock, offset in part by excess tax benefits related to vested restricted shares and proceeds from the issuance of stock due to option exercises.

We had cash and investments of $45.1 million and $31.7 million at December 31, 2009 and December 31, 2008, respectively. As required by the Texas Finance Code, Westwood Trust maintains current assets in an amount equal to the required minimum restricted capital of $1.0 million, which is included in Investments in the accompanying consolidated balance sheets. We had no liabilities for borrowed money at December 31, 2009 or December 31, 2008, and our accounts payable were paid in the ordinary course of business for each of the periods then ended.

Our future liquidity and capital requirements will depend upon numerous factors including our results of operations, the timing and magnitude of capital expenditures or strategic initiatives, our dividend policy and other business and risk factors described in this Form 10-K. We believe that current cash and short-term investment balances and cash generated from operations will be sufficient to meet the operating and capital requirements of our ordinary business operations through at least the next twelve months. However, there can be no assurance that we will not require additional financing within this time frame. The failure to raise needed capital on attractive terms, if at all, could have a material adverse effect on our business, financial condition and results of operations.

Contractual Obligations

The following table summarizes our contractual obligations as of December 31, 2009 (in thousands).

	Payments due in:			
Contractual Obligations	**Total**	**Less than 1 year**	**1-3 years**	**3-5 years**
Operating lease obligations	$ 973	$ 680	$ 293	$-
Deferred acquisition liabilities	1,696	900	796	-
Total	$2,669	$1,580	$1,089	$-

Accounting Developments

In December 2007, the FASB amended ASC No. 805, "Business Combinations" ("ASC 805"). ASC 805 establishes principles and requirements for how an acquirer: (1) recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree; (2) recognizes and measures the goodwill acquired in the business combination or gain from a bargain purchase; and (3) determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. ASC 805 applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first reporting period for fiscal years beginning on or after December 15, 2008. We adopted ASC 805 during 2009 and it did not impact our financial statements.

In December 2009, the FASB issued SFAS No. 167 Amendments to FASB Interpretation No. 46(R) ("SFAS 167"). SFAS 167 establishes general standards of accounting for and disclosures for interests in variable interest entities ("VIE"). This standard changes the manner in which an entity determines whether it is the primary beneficiary of a VIE, whether that VIE should be consolidated and requires additional disclosures. As proposed, SFAS 167 would be effective for our fiscal year 2010. We are currently evaluating the potential impact of SFAS 167 on our financial statements.

In May 2009, the FASB issued ASC No. 855, "Subsequent Events" ("ASC 855"). ASC 855 establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or available to be issued. We have included the required disclosure in the notes to our financial statements.

In April 2009, the FASB issued further guidance under ASC No. 825, "Financial Instruments" ("ASC 825"). The guidance requires disclosures about fair value of financial instruments for interim reporting periods of publicly traded companies as well as in annual financial statements to improve the transparency and quality of financial reporting and requires those disclosures in summarized financial information at interim reporting periods. This guidance was effective for the second quarter of 2009 and did not have a material impact on our financial statements and disclosures.

In April 2009, the FASB issued further guidance under ASC No. 820, "Fair Value Measurements and Disclosures" ("ASC 820"). The additional guidance addresses estimating fair value in accordance with ASC 820 when the volume and level of activity for the asset or liability have significantly decreased along with providing guidance on identifying circumstances that indicate a transaction is not orderly. ASC 820 was effective for the second quarter of 2009 and did not have a material impact on our financial statements.

In June 2009, the FASB issued ASC No. 105, "Generally Accepted Accounting Principles" ("ASC 105"). ASC 105 established Accounting Standards Codification as the source of authoritative GAAP recognized by the FASB and requires references to the codification in place of references to previously issued and organized accounting pronouncements. We adopted ASC 105 during 2009 and it did not have a material impact on our financial statements and disclosures.

Critical Accounting Policies and Estimates

The preparation of our consolidated financial statements in conformity with accounting principles generally accepted in the United States requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent losses and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. In applying accounting principles, we must often make individual estimates and assumptions regarding expected outcomes or uncertainties. Our estimates, judgments and assumptions are continually evaluated based on available information and experience. Because of the use of estimates inherent in the financial reporting process, actual results could differ from those estimates. We believe the following are areas where the degree of judgment and complexity in determining amounts recorded in our consolidated financial statements make the accounting policies critical. Historically, actual results have not differed materially from estimates.

Goodwill

During the third quarters of 2009, 2008 and 2007, we completed our annual impairment assessment as required by SFAS 142 "Goodwill and Other Intangible Assets". No impairment losses were required. We perform our annual impairment assessment as of July 1 and would reassess if circumstances indicated a potential impairment between our annual assessment dates. We assess the fair value of our business units with goodwill using a market multiple approach. No events occurred in the last half of 2009 that indicated that these assets should be retested for impairment.

Intangible Assets

Our intangible assets represent the acquisition date fair value of the mutual fund assets acquired and are reflected net of amortization. In valuing these assets, we made significant estimates regarding the useful life, growth rates and potential attrition of the assets acquired. We periodically review our intangible assets for events or circumstances that would indicate impairment. If the carrying value of these assets exceeded the fair value, we would record an impairment to remove the excess.

Restricted Stock

We have granted restricted stock to employees, non-employee directors and a non-employee consultant. We calculate compensation cost for restricted stock grants by using the fair market value of our common stock at the date of grant, the number of shares issued and an estimate of shares that will not vest due to forfeitures. This compensation cost is amortized on a straight-line basis over the applicable vesting period. The estimate of shares that will not vest due to forfeitures is based on our historical forfeiture rate and our expectation of potential forfeitures, which is dependent upon our judgment. If actual experience differs significantly from these estimates, stock based compensation expense and our results of operations could be materially affected. If forfeitures of restricted stock do not occur or are significantly less than our estimation, we would record as much as $45,000 of compensation cost in addition to what we currently expect to expense over the next 2.2 years.

Accounting for Income Taxes

Our provision for income taxes reflects the statutory tax obligations of the jurisdictions in which we operate. Significant judgment and complex calculations are used in determining our tax liability and in evaluating our tax positions. We adjust our income tax provision in the period in which we determine that actual outcomes will likely be different from our estimates. Changes in tax laws may result in a change to our tax position and effective tax rate. We classify any interest or penalties related to income taxes as a component of income tax expense.

Deferred income taxes reflect the expected future tax consequences of temporary differences between the financial statement and tax bases of our assets and liabilities as measured at enacted income tax rates. Our deferred taxes relate principally to stock-based compensation expense, which is deductible for tax purposes at the time restricted stock vests and stock options are exercised.

Allocation of Purchase Price paid for Baxter Financial Corporation

On November 16, 2009, we acquired the business and substantially all of the related assets of Baxter Financial Corporation related to its management of the Philadelphia Fund. In connection with this acquisition, the Philadelphia Fund was reorganized into the WHG LargeCap Value Fund. Related to this acquisition, we recorded total assets of $2.7 million and deferred liabilities of $1.7 million. We paid consideration on the closing date and are obligated to pay deferred payments twelve and twenty-four months from the transaction closing date. With the assistance of a third party valuation expert, we made assumptions to determine the values of the assets we acquired and the amount of the deferred liabilities we expect to pay. The settlement amounts of these liabilities could be materially different from what we recorded on the acquisition date, based on the value of assets in the acquired customer accounts as of the deferred payment dates. Any such difference would be recorded in our earnings in the periods leading up to the payments.

Significant Accounting Policies

Our significant accounting policies are summarized below.

Revenue Recognition

Investment advisory and trust fees are recognized in the period the services are provided. These fees are determined in accordance with contracts between our subsidiaries and their clients and are generally based on a percentage of assets under management. Performance-based fees may pay us an additional fee if we outperform a specified index over a specific period of time. We record revenue for performance-based fees at the end of the measurement period when the fees have been fully earned.

Accounting for Investments

We have designated our investments, other than money market holdings and shares of Teton Advisors, Inc. ("Teton shares"), as "trading" securities, which are recorded at market value with the related unrealized gains and losses reflected in "Other revenues" in the consolidated statements of income. Our "trading" securities, primarily U.S. Government and Government agency obligations as well as mutual fund and common trust fund shares, are valued based upon quoted market prices and, with respect to funds, the net asset value of the shares held as reported by the fund. We have designated our investments in money market accounts and the Teton shares as "available for sale." The market values of our money market holdings generally do not fluctuate. The Teton shares are carried at quoted market value with a 25% discount for lack of marketability. Unrealized gains and losses on the Teton shares are recorded through other comprehensive income. Dividends and interest on all of our investments are accrued as earned.

Item 7A. Quantitative and Qualitative Disclosures about Market Risk.

We invest our corporate capital in various financial instruments such as United States treasury bills, equity mutual funds and United States government agency obligations, which entail certain inherent market risks. We do not currently participate in any hedging activities, nor do we currently utilize any derivative financial instruments. The following information describes the key aspects of certain financial instruments that have market risks.

Interest Rates and Securities Markets

Our cash equivalents and other investment instruments are exposed to financial market risk due to fluctuations in interest rates, which may affect our interest income. These instruments are not entered into for trading purposes. We do not expect our interest income to be significantly affected by a sudden change in market interest rates.

The value of our assets under management is affected by changes in interest rates and fluctuations in securities markets. Since we derive a substantial portion of our revenues from investment advisory and trust fees based on the value of assets under management, our revenues may be adversely affected by changing interest rates or a decline in the prices of securities generally.

Item 8. Financial Statements and Supplementary Data.

The independent registered public accounting firm's reports and financial statements listed in the accompanying index are included in Item 15 of this Report. See Index to Financial Statements on page F-1.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

None.

Item 9A. Controls and Procedures.

Our disclosure controls and procedures are designed to ensure that information required to be disclosed by us in the reports we file or submit under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms. An evaluation was performed under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934) as of the end of the period covered by this annual report. Based on this evaluation, our management, including our Chief Executive Officer and our Chief Financial Officer, concluded that, as of December 31, 2009, our disclosure controls and procedures were effective to ensure that information required to be disclosed by us in the reports we file or submit under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms and that such information is accumulated and communicated to management, including the Company's Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Please refer to Westwood Holdings Group, Inc.'s Management Assessment of Internal Control over Financial Reporting on page F-4 of this Report.

Our independent registered public accounting firm has issued an audit report on our internal control over financial reporting. This report can be found on page F-3.

For the fiscal year ended December 31, 2009, there were no changes in our internal control over financial reporting that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

PART III

Item 10. Directors and Executive Officers of the Company.

The information required by this item is or will be set forth in the definitive proxy statement relating to the 2010 Annual Meeting of Stockholders of Westwood Holdings Group, Inc., which is to be filed with the Securities and Exchange Commission pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended (the "Proxy Statement"). The Proxy Statement relates to a meeting of stockholders involving the election of directors and the portions therefrom required to be set forth in this Form 10-K by this item are incorporated herein by reference pursuant to General Instruction G(3) to Form 10-K.

Item 11. Executive Compensation.

The information required by this item is or will be set forth in the Proxy Statement. The Proxy Statement relates to a meeting of stockholders involving the election of directors and the portions therefrom required to be set forth in this Form 10-K by this item are incorporated herein by reference pursuant to General Instruction G(3) to Form 10-K.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

The information required by this item is or will be set forth in the Proxy Statement. The Proxy Statement relates to a meeting of stockholders involving the election of directors and the portions therefrom required to be set forth in this Form 10-K by this item are incorporated herein by reference pursuant to General Instruction G(3) to Form 10-K.

Item 13. Certain Relationships and Related Transactions, and Director Independence.

The information required by this item is or will be set forth in the Proxy Statement. The Proxy Statement relates to a meeting of stockholders involving the election of directors and the portions therefrom required to be set forth in this Form 10-K by this item are incorporated herein by reference pursuant to General Instruction G(3) to Form 10-K.

Item 14. Principal Accountant Fees and Services.

The information required by this item is or will be set forth in the Proxy Statement. The Proxy Statement relates to a meeting of stockholders involving the election of directors and the portions therefrom required to be set forth in this Form 10-K by this item are incorporated herein by reference pursuant to General Instruction G(3) to Form 10-K.

PART IV

Item 15. Exhibits and Financial Statement Schedules.

Financial Statement Schedules

The financial statements included in this Report are listed in the Index to Financial Statements on page F-1 of this Report. Schedules for which provision is made in the applicable accounting regulations of the Securities and Exchange Commission are either not required under the related instructions or inapplicable.

Exhibits

The exhibits required to be furnished pursuant to Item 15 are listed in the Exhibit Index filed herewith, which Exhibit Index is incorporated herein by reference.

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS that each of Westwood Holdings Group, Inc., a Delaware corporation, and the undersigned directors and officers of Westwood Holdings Group, Inc. hereby constitutes and appoints Brian O. Casey and William R. Hardcastle, Jr., or any one of them, its, his or her true and lawful attorney-in-fact and agent, for it, him or her and in its, his or her name, place and stead, in any and all capacities, with full power to act alone, to sign any and all amendments to this Report, and to file each such amendment to the Report, with all exhibits thereto, and any and all other documents in connection therewith, with the Securities and Exchange Commission, hereby granting unto said attorney-in-fact and agent full power and authority to do and perform any and all acts and things requisite and necessary to be done in and about the premises as fully to all intents and purposes as it, he or she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent may lawfully do or cause to be done by virtue hereof.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WESTWOOD HOLDINGS GROUP, INC.

By: /s/ Brian O. Casey
Brian O. Casey
Chief Executive Officer and President

Dated: February 25, 2010

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signatures	Title
/s/ Brian O. Casey Brian O. Casey	Chief Executive Officer and President (Principal Executive Officer)
/s/ William R. Hardcastle, Jr. William R. Hardcastle, Jr.	Chief Financial Officer (Principal Financial Officer)
/s/ Craig Whitten Craig Whitten	Controller (Principal Accounting Officer)
/s/ Susan M. Byrne Susan M. Byrne	Chairman of the Board of Directors and Chief Investment Officer
/s/ Tom C. Davis Tom C. Davis	Director

/s/ Richard M. Frank Richard M. Frank	Director
/s/ Robert D. McTeer Robert D. McTeer	Director
/s/ Frederick R. Meyer Frederick R. Meyer	Director
/s/ Jon L. Mosle, Jr. Jon L. Mosle, Jr.	Director
/s/ Geoffrey R. Norman Geoffrey R. Norman	Director
/s/ Raymond E. Wooldridge Raymond E. Wooldridge	Director

INDEX TO FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

Board of Directors and Shareholders
Westwood Holdings Group, Inc.

We have audited the accompanying consolidated balance sheets of Westwood Holdings Group, Inc. (a Delaware corporation) and subsidiaries (the "Company") as of December 31, 2009 and December 31, 2008, and the related consolidated statements of income, stockholders' equity, and cash flows each of the three years in the period ended December 31, 2009. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Westwood Holdings Group, Inc. and subsidiaries as of December 31, 2009 and 2008, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2009, based on criteria established in *Internal Control-Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated February 25, 2010 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

/s/ Grant Thornton LLP

Dallas, Texas
February 25, 2010

Report of Independent Registered Public Accounting Firm

Board of Directors and Shareholders
Westwood Holdings Group, Inc.

We have audited Westwood Holdings Group, Inc. (a Delaware corporation) and subsidiaries' (the "Company") internal control over financial reporting as of December 31, 2009, based on criteria established in *Internal Control-Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Report of Westwood Holdings Group, Inc.'s Management Assessment of Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on criteria established in *Internal Control-Integrated Framework* issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet of the Company as of December 31, 2009, and the related consolidated statements of income, stockholders' equity and cash flows for the year then ended, and our report dated February 25, 2010 expressed an unqualified opinion on those financial statements.

/s/ Grant Thornton LLP

Dallas, Texas
February 25, 2010

REPORT OF WESTWOOD HOLDINGS GROUP, INC.'S MANAGEMENT ASSESSMENT OF INTERNAL CONTROL OVER FINANCIAL REPORTING

To the Board of Directors and Stockholders of
Westwood Holdings Group, Inc.:

The management of Westwood Holdings Group, Inc. ("Westwood") is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)). Westwood's internal control system was designed to provide reasonable assurance to the company's management and board of directors regarding the preparation and fair presentation of published financial statements.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The management of Westwood assessed the effectiveness of Westwood's internal control over financial reporting as of December 31, 2009. In making this assessment, it used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in *Internal Control – Integrated Framework*. Based on our assessment, we believe that, as of December 31, 2009, Westwood's internal control over financial reporting is effective based on those criteria.

Westwood's independent registered public accounting firm has issued an audit report on our assessment of Westwood's internal control over financial reporting. This report appears on page F-3.

By: /s/ Brian O. Casey
Brian O. Casey, Chief Executive Officer

/s/ William R. Hardcastle, Jr.
William R. Hardcastle, Jr., Chief Financial Officer

February 25, 2010
Dallas, Texas

WESTWOOD HOLDINGS GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
As of December 31, 2009 and 2008
(in thousands, except par values and share amounts)

	2009	2008
ASSETS		
Current Assets:		
Cash and cash equivalents	$ 2,879	$ 3,498
Accounts receivable	6,406	12,638
Investments, at market value	42,246	28,152
Deferred income taxes	2,187	1,781
Other current assets	625	700
Total current assets	54,343	46,769
Goodwill	3,915	2,302
Deferred income taxes	-	934
Intangible assets, net	1,050	-
Property and equipment, net of accumulated depreciation of $1,315 and $1,234	578	842
Total assets	$59,886	$50,847
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Accounts payable and accrued liabilities	$ 995	$ 1,105
Dividends payable	2,359	2,087
Compensation and benefits payable	6,273	7,052
Income taxes payable	823	1,359
Deferred acquisition liability	900	-
Other current liabilities	11	9
Total current liabilities	11,361	11,612
Deferred acquisition liability	796	-
Deferred income taxes	238	-
Deferred rent	273	441
Total long-term liabilities	1,307	441
Total liabilities	12,668	12,053
Stockholders' Equity:		
Common stock, $0.01 par value, authorized 25,000,000 shares, issued 7,308,812 and outstanding 7,151,472 shares at December 31, 2009; issued 7,052,727 and outstanding 6,958,238 shares at December 31, 2008	73	71
Additional paid-in capital	47,741	37,458
Treasury stock, at cost – 157,340 shares at December 31, 2009; 94,489 shares at December 31, 2008	(6,026)	(3,500)
Accumulated other comprehensive income	1,559	-
Retained earnings	3,871	4,765
Total stockholders' equity	47,218	38,794
Total liabilities and stockholders' equity	$59,886	$50,847

See notes to consolidated financial statements.

WESTWOOD HOLDINGS GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME
For the Years Ended December 31, 2009, 2008 and 2007
(in thousands, except per share data)

	2009	2008	2007
REVENUES:			
Advisory fees			
Asset-based	$31,794	$26,966	$21,719
Performance-based	-	8,725	3,021
Trust fees	10,304	11,018	10,275
Other revenues, net	455	(253)	1,277
Total revenues	42,553	46,456	36,292
EXPENSES:			
Employee compensation and benefits	23,730	23,209	18,411
Sales and marketing	576	803	581
WHG mutual funds	600	384	161
Information technology	1,221	1,114	970
Professional services	1,531	1,749	1,630
General and administrative	2,577	2,662	2,332
Total expenses	30,235	29,921	24,085
Income before income taxes	12,318	16,535	12,207
Provision for income taxes	4,423	5,992	4,263
Net income	$ 7,895	$10,543	$ 7,944
Earnings per share:			
Basic	$1.25	$1.73	$1.36
Diluted	$1.18	$1.63	$1.28

See notes to consolidated financial statements.

WESTWOOD HOLDINGS GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
For the Years Ended December 31, 2009, 2008 and 2007
(in thousands, except share and per share data)

	Westwood Holdings Group, Inc. Common Stock, Par		Additional Paid-In Capital	Treasury Stock	Other Comprehensive Income	Retained Earnings	Total
	Shares	Amount					
BALANCE, January 1, 2007	6,638,525	$66	$20,289	$ -	$ -	$ 2,380	$22,735
Net income						7,944	7,944
Issuance of restricted stock	154,571	2	(2)				-
Amortization of stock compensation			5,316				5,316
Tax benefit related to equity compensation			1,558				1,558
Dividends declared ($1.15 per share)						(7,746)	(7,746)
Stock options exercised	47,231	-	609				609
Purchases of treasury stock	(32,919)			(1,070)			(1,070)
BALANCE, December 31, 2007	6,807,408	$68	$27,770	$(1,070)	$ -	$ 2,578	$29,346
Net income						10,543	10,543
Issuance of restricted stock	192,500	2	(2)				-
Amortization of stock compensation			6,735				6,735
Tax benefit related to equity compensation			2,699				2,699
Dividends declared ($1.20 per share)						(8,356)	(8,356)
Stock options exercised	19,900	1	256				257
Purchases of treasury stock	(61,570)			(2,430)			(2,430)
BALANCE, December 31, 2008	6,958,238	$71	$37,458	$(3,500)	$ -	$ 4,765	$38,794
Net income						7,895	7,895
Issuance of restricted stock	233,150	2	(2)				-
Issuance of stock for business combination	20,435	-	752				752
Amortization of stock compensation			7,666				7,666
Other comprehensive income – unrealized gain on investment securities					1,559		1,559
Tax benefit related to equity compensation			1,834				1,834
Dividends declared ($1.23 per share)						(8,789)	(8,789)
Stock options exercised	2,500	-	33				33
Purchases of treasury stock	(62,851)			(2,526)			(2,526)
BALANCE, December 31, 2009	7,151,472	$73	$47,741	$(6,026)	$1,559	$ 3,871	$47,218

See notes to consolidated financial statements.

WESTWOOD HOLDINGS GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2009, 2008 and 2007
(in thousands)

	2009	2008	2007
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income	$ 7,895	$ 10,543	$ 7,944
Adjustments to reconcile net income to net cash provided by (used in) operating activities:			
Depreciation	241	232	228
Amortization of intangible assets	13	-	-
Fair market valuation of deferred acquisition liabilities	23	-	-
Unrealized losses (gains) on investments	(588)	974	102
Restricted stock amortization	7,666	6,735	5,316
Deferred income taxes	(73)	(978)	(256)
Excess tax benefits from stock based compensation	(1,518)	(2,271)	(1,286)
Net purchases of investments – trading securities	(9,721)	(20,256)	(1,339)
Changes in operating assets and liabilities:			
Accounts receivable	6,232	(6,039)	(3,488)
Other assets	76	(47)	(186)
Accounts payable and accrued liabilities	(101)	81	246
Compensation and benefits payable	(779)	2,204	2,047
Income taxes payable and prepaid taxes	1,298	2,553	2,374
Other liabilities	(58)	(41)	(16)
Net cash provided by (used in) operating activities	10,606	(6,310)	11,686
CASH FLOWS FROM INVESTING ACTIVITIES:			
Purchases of money market funds – available for sale	(64,984)	(34,849)	(8,009)
Sales of money market funds – available for sale	63,597	48,123	5,035
Cash paid for business combination	(251)	-	-
Purchases of property and equipment	(86)	(153)	(114)
Net cash provided by (used in) investing activities	(1,724)	13,121	(3,088)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Purchases of treasury stock	(2,526)	(2,430)	(1,070)
Excess tax benefits from stock based compensation	1,518	2,271	1,286
Proceeds from exercise of stock options	33	257	609
Cash dividends	(8,526)	(7,971)	(7,040)
Net cash used in financing activities	(9,501)	(7,873)	(6,215)
NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(619)	(1,062)	2,383
Cash and cash equivalents, beginning of year	3,498	4,560	2,177
Cash and cash equivalents, end of year	$ 2,879	$ 3,498	$ 4,560
Supplemental cash flow information:			
Cash paid during the year for income taxes	$ 3,199	$ 4,418	$ 2,144
Issuance of restricted stock	7,263	7,032	5,330

See notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2009, 2008 and 2007

1. DESCRIPTION OF THE BUSINESS:

Westwood Holdings Group, Inc. ("Westwood", "we" or "our") was incorporated under the laws of the State of Delaware on December 12, 2001. Westwood manages investment assets and provides services for its clients through two subsidiaries, Westwood Management Corp. ("Westwood Management") and Westwood Trust ("Westwood Trust"). Westwood Management provides investment advisory services to corporate retirement plans, public retirement plans, endowments and foundations, mutual funds and also clients of Westwood Trust. Westwood Trust provides institutions and high net worth individuals with trust and custodial services and participation in common trust funds that it sponsors. Revenue is largely dependent on the total value and composition of assets under management ("AUM"). Accordingly, fluctuations in financial markets and in the composition of AUM impact revenues and results of operations.

Westwood Management is a registered investment adviser under the Investment Advisers Act of 1940. Westwood Trust is chartered and regulated by the Texas Department of Banking.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Basis of Presentation

The accompanying consolidated financial statements are presented using the accrual basis of accounting and include the accounts of Westwood and its wholly-owned subsidiaries, Westwood Management and Westwood Trust. All significant intercompany balances and transactions have been eliminated. We have examined our relationships for potential variable interest entities ("VIE") and determined that the common trust funds we manage are VIEs in which we have variable interests, but for which consolidation is not required.

Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

Investment advisory and trust fees are recognized as services are provided. These fees are determined in accordance with contracts between our subsidiaries and their clients and are generally based on a percentage of assets under management. A limited number of our clients have a performance-based fee component in their contract, which would pay us an additional fee if we outperform a specified index over a specific period of time. We record revenue for performance-based fees at the end of the measurement period. Most advisory and trust fees are payable in advance or in arrears on a calendar quarterly basis. Advance payments are deferred and recognized over the periods services are performed. Since most of our advance paying clients' billing periods coincide with the calendar quarter to which payment relates, the revenue related to those clients is fully recognized within the quarter. Consequently there is not a significant amount of deferred revenue contained in our financial statements. Deferred revenue is shown on the balance sheet under the heading of "Other current liabilities". Other revenues generally consist of interest and investment income. These revenues are recognized as earned or as the services are performed.

Cash and Cash Equivalents

Cash and cash equivalents consist of short-term, highly liquid investments with maturities of three months or less.

Investments

Money market securities are generally classified as available for sale securities and have no significantly fluctuating values. Class A shares of Teton Advisors, Inc. ("Teton shares") are classified as available for sale. All other marketable securities are classified as trading securities. All securities, except the Teton shares, are carried at quoted market value on the accompanying consolidated balance sheet. Net unrealized holding gains or losses on investments classified as trading securities are reflected as a component of other revenues. The Teton shares are carried at quoted market value with a 25% discount for lack of marketability. Unrealized gains and losses on the Teton shares are recorded through other comprehensive income. We measure realized gains and losses on investments using the specific identification method.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation. Depreciation of furniture and equipment is provided over the estimated useful lives of the assets (from 3 to 7 years), and depreciation on leasehold improvements is provided over the lease term using the straight-line method. We capitalize leasehold improvements, furniture and fixtures, computer hardware and most office equipment purchases. The following table reflects information about our fixed assets as of December 31, 2009 and 2008.

	2009	2008
Leasehold improvements cost	$ 504	$ 613
Leasehold improvements – accumulated depreciation	(278)	(228)
Furniture and fixtures cost	783	763
Furniture and fixtures – accumulated depreciation	(570)	(465)
Computer hardware and office equipment cost	597	701
Computer hardware and office equipment – accumulated depreciation	(458)	(542)
Net fixed assets	$ 578	$ 842

Goodwill and Other Intangible Assets

Goodwill represents the excess of the cost of acquired assets over the fair value of the underlying identifiable assets at the date of acquisition. Goodwill is not amortized, but is tested annually for impairment.

During the third quarters of 2009, 2008 and 2007, we completed annual goodwill impairment assessments. No impairment losses were required. We perform our annual impairment assessment as of July 1 and would reassess if circumstances indicated a potential impairment between our annual assessment dates. We assess the fair value of our business units with goodwill using a market multiple approach. No events occurred in the last half of 2009 that would indicate that these assets should be retested for impairment.

Our intangible assets represent the acquisition date fair value of the mutual fund assets acquired and are reflected net of amortization. In valuing these assets, we made significant estimates regarding the useful life, growth rates and potential attrition of the assets acquired. We periodically review our intangible assets for events or circumstances that would indicate impairment. If the carrying value of these assets exceeded the fair value, we would record an impairment to remove the excess.

Federal Income Taxes

We file a Federal income tax return as a consolidated group for Westwood and its subsidiaries. Deferred income tax assets and liabilities are determined based on the differences between the financial statement and income tax bases of assets and liabilities as measured at enacted income tax rates. Deferred income tax expense is generally the result of changes in the deferred tax assets and liabilities. Deferred taxes relate primarily to stock-based compensation expense.

Other Comprehensive Income

We record all changes in other comprehensive income in the Consolidated Statement of Stockholder's Equity. Other comprehensive income includes unrealized gains on available for sale securities.

Accounting Developments

In December 2007, the FASB amended ASC No. 805, "Business Combinations" ("ASC 805"). ASC 805 establishes principles and requirements for how an acquirer: (1) recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree; (2) recognizes and measures the goodwill acquired in the business combination or gain from a bargain purchase; and (3) determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. ASC 805 applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first reporting period for fiscal years beginning on or after December 15, 2008. We adopted ASC 805 during 2009 and it did not impact our financial statements.

In December 2009, the FASB issued SFAS No. 167 Amendments to FASB Interpretation No. 46(R) ("SFAS 167"). SFAS 167 establishes general standards of accounting for and disclosures for interests in variable interest entities ("VIE"). This standard changes the manner in which an entity determines whether it is the primary beneficiary of a VIE, whether that VIE should be consolidated and requires additional disclosures. As proposed, SFAS 167 would be effective for our fiscal year 2010. We are currently evaluating the potential impact of SFAS 167 on our financial statements.

In May 2009, the FASB issued ASC No. 855, "Subsequent Events" ("ASC 855"). ASC 855 establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or available to be issued. We have included the required disclosure in the notes to our financial statements.

In April 2009, the FASB issued further guidance under ASC No. 825, "Financial Instruments" ("ASC 825"). The guidance requires disclosures about fair value of financial instruments for interim reporting periods of publicly traded companies as well as in annual financial statements to improve the transparency and quality of financial reporting and requires those disclosures in summarized financial information at interim reporting periods. This guidance was effective for the second quarter of 2009 and did not have a material impact on our financial statements and disclosures.

In April 2009, the FASB issued further guidance under ASC No. 820, "Fair Value Measurements and Disclosures" ("ASC 820"). The additional guidance addresses estimating fair value in accordance with ASC 820 when the volume and level of activity for the asset or liability have significantly decreased along with providing guidance on identifying circumstances that indicate a transaction is not orderly. ASC 820 was effective for the second quarter of 2009 and did not have a material impact on our financial statements.

In June 2009, the FASB issued ASC No. 105, "Generally Accepted Accounting Principles" ("ASC 105"). ASC 105 established Accounting Standards Codification as the source of authoritative GAAP recognized by the FASB and requires references to the codification in place of references to previously issued and organized accounting pronouncements. We adopted ASC 105 during 2009 and it did not have a material impact on our financial statements.

Stock Based Compensation

We account for stock-based compensation in accordance with ASC 718. Under ASC 718, stock-based compensation expense reflects the fair value of stock-based awards measured at grant date, is recognized over the relevant service period, and is adjusted each period for anticipated forfeitures. The compensation cost we record for these awards is based on their grant-date fair value as required by ASC 718.

We have issued restricted stock and stock options in accordance with our Third Amended and Restated Westwood Holdings Group, Inc. Stock Incentive Plan (the "Plan"). We valued stock options issued based upon the Black-Scholes option-pricing model and recognized this value as an expense over the periods in which the options vested. Implementation of the Black-Scholes option-pricing model required us to make certain assumptions, including expected volatility, risk-free interest rate, expected dividend yield and expected life of the options. We utilized assumptions that we believed to be most appropriate at the time of the valuation. Had we used different assumptions in the pricing model, the expense recognized for stock options may have been different than the expense recognized in our financial statements. We must also apply judgment in developing an expectation of awards of restricted stock and stock options that may be forfeited. If actual experience differs significantly from these estimates, stock-based compensation expense and our results of operations could be materially affected.

Fair Value of Financial Instruments

We have determined the estimated fair values of our financial instruments using available information. The fair value amounts discussed in Notes 4 and 5 are not necessarily indicative of either the amounts realizeable upon disposition of these instruments or our intent or ability to dispose of these assets. The estimated fair value of cash and cash equivalents, as well as accounts receivable and payable, approximates their carrying value due to their short-term maturities. The carrying amount of investments designated as "trading" securities, primarily U.S. Government and Government agency obligations as well as WHG Funds mutual funds and Westwood Trust common trust fund shares, equals their fair value, which is equal to prices quoted in active markets and, with respect to funds, the net asset value of the shares held as reported by the fund. The carrying amount of investments designated as "available for sale" securities, including money market accounts and Teton shares, equals their fair value. The fair value of money market accounts is equal to the net asset value of the shares held as reported by the fund. The market values of our money market holdings generally do not fluctuate. The fair value of the Teton shares is equal to the closing market price as of December 31, 2009 of $15.99 per share less a 25% discount for lack of marketability.

Effective January 1, 2008, we adopted the provisions of ASC 820, which defines fair value, establishes a framework for measuring fair value and requires additional disclosures regarding certain fair value measurements. ASC 820 establishes a three tier hierarchy for measuring fair value as follows:

- level 1 – quoted market prices in active markets for identical assets,
- level 2 – inputs other than quoted prices that are directly or indirectly observable and
- level 3 – unobservable inputs where there is little or no market activity.

3. ACCOUNTS RECEIVABLE:

Our trade accounts receivable balances do not include any allowance for doubtful accounts nor has any bad debt expense attributable to trade receivables been recorded for the years ended December 31, 2009 and 2008. As of December 31, 2008, our accounts receivable balance included $8.7 million due from our largest client. This amount was collected in the first quarter of 2009. The majority of our accounts receivable balances is advisory and trust fees receivable from customers that we believe and have experienced to be fully collectable.

Certain of our directors, executive officers and their affiliates invest their personal funds directly in accounts held and managed by us. There were no amounts due from these accounts as of December 31, 2009 and 2008. For the years 2009, 2008 and 2007, we recorded trust fees from these accounts of $382,000, $407,000 and $296,000, respectively.

4. INVESTMENTS:

Investment balances are presented in the table below (in thousands). All of these investments are carried at fair value. The money market funds and Teton shares are accounted for as available for sale securities. The other investments are accounted for as trading securities.

	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Market Value
December 31, 2009:				
U.S. Government and Government agency obligations	$33,949	$ 3	$ -	$ 33,952
Funds:				
Money Market	3,230	-	-	3,230
Equity – available for sale	-	2,399	-	2,399
Equity – trading	2,823	35	(193)	2,665
Marketable securities	$40,002	$2,437	$(193)	$42,246
December 31, 2008:				
U.S. Government and Government agency obligations	$22,142	$83	$ -	$ 22,225
Funds:				
Money Market	1,843	-	-	1,843
Equity	4,910	-	(826)	4,084
Marketable securities	$28,895	$83	$(826)	$28,152

The following amounts are included in our income statement under the heading "Other revenues" for the years indicated (in thousands):

	2009	2008	2007
Realized gains	$ 10	$ 12	$368
Realized losses	(505)	(51)	(2)
Net realized (losses)/gains	(495)	(39)	366
Interest income - trading	171	161	145
Interest income – available-for -sale	1	255	597
Dividend income	187	295	152
Unrealized gains/(losses)	588	(974)	(102)

We realized income tax (benefits)/expense related to realized investment gains and losses of (in thousands): $(173), $(14) and $128 for the years ended 2009, 2008 and 2007, respectively.

5. FAIR VALUE OF FINANCIAL INSTRUMENTS

The following table summarizes the values of our assets as of December 31, 2009 within the fair value hierarchy, which is described in "Note 2. Summary of Significant Accounting Policies" under the heading "Fair Value of Financial Instruments"

Assets	Level 1	Level 2	Level 3	Total
Investments in securities:				
Trading	$36,617	$-	$-	$36,617
Available-for-sale	3,230	-	2,399	5,629
Total Financial instruments	$39,847	$-	$2,399	$42,246

The following table presents information regarding the assets that we used level 3 inputs to determine fair value (in thousands). This represents 200,000 Class A shares of Teton Advisors, Inc. that we own. We determined the fair value of these shares as the closing market price as of December 31, 2009 less a 25% discount for lack of marketability. This fair value amount is not necessarily indicative of either the amount we would realize upon disposition of these shares or our intent or ability to dispose of them. There were no transfers of level 3 assets to or from other asset classes and there were no gains, losses, purchases or sales of the Teton shares.

Asset	Beginning balance	Unrealized gains included in Other Comprehensive Income	Ending balance
Investment in securities, available-for-sale	$-	$2,399	$2,399

6. ACQUISITIONS, GOODWILL AND INTANGIBLE ASSETS

On November 16, 2009, we acquired the business and substantially all the related assets of Baxter Financial Corporation related to its management of the Philadelphia Fund. In connection with this acquisition, the Philadelphia Fund was reorganized into the WHG LargeCap Value Fund. This acquisition was made in order to increase WHG Funds revenue, increase economies of scale in the WHG LargeCap Value Fund and increase fund assets to a level that is more attractive to potential institutional clients. At closing, we paid consideration totaling $1.0 million, comprised of 20,435 shares of Westwood Holdings Group, Inc. common stock and $251,000 in cash, which was the result of a multiple applied to the total mutual fund assets we obtained. We are obligated to pay deferred payments twelve and twenty-four months from the transaction closing date. These deferred payments, which are subject to a total purchase price cap, are payable in shares of Westwood Holdings Group, Inc. common stock and/or cash at our discretion and are subject to adjustment based on the value of assets in the acquired customer accounts as of the deferred payment dates. Related to this acquisition, we recorded total assets of $2.7 million, comprised solely of goodwill and intangible assets, and deferred liabilities of $1.7 million. Proforma results of operations have not been presented because the results of operations would not have been materially different from those reported in our Consolidated Statement of Income.

The goodwill we acquired is not amortized, but does provide a tax deduction. The changes in goodwill for the last two years were as follows (in thousands):

	2009	2008
Beginning balance	$2,302	$2,302
Acquired goodwill	1,613	-
Ending balance	$3,915	$2,302

The intangible assets we purchased were primarily the customer accounts of the Philadelphia Fund, but also include allocations to trade-name and a non-solicitation agreement, which together comprise approximately 1% of the allocated purchase price. The following is a summary of our intangible assets at December 31, 2009 (in thousands):

	Weighted Average Amortization Period	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Intangible assets	10.8 years	$1,063	$(13)	$1,050

Amortization expense was $13,000 for the year ended December 31, 2009. Estimated amortization expense for the intangible assets for the next five years is as follows (in thousands):

For the Year ending December 31,	Estimated Amortization Expense
2010	$106
2011	104
2012	95
2013	95
2014	95

7. INCOME TAXES:

Income tax expense for the years ended December 31, 2009, 2008 and 2007 differs from the amount that would otherwise have been calculated by applying the Federal corporate tax rates to income before income taxes. The difference between the Federal corporate tax rate and the effective tax rate is comprised of the following (in thousands):

	2009	2008	2007
Federal statutory rate	35.0%	35.0%	35.0%
Effective tax rate	35.9%	36.2%	34.9%
Income tax expense at the statutory rate	$4,311	$5,788	$4,173
State margin, franchise and income taxes	230	238	168
Other, net	(118)	(34)	(78)
Total income tax expense	$4,423	$5,992	$4,263

We include penalties and interest on income based taxes in the "Provision for income taxes" line on our income statement. We recorded penalties and interest of $4,103, $25,748 and $388 in 2009, 2008 and 2007, respectively.

Income taxes as set forth in the consolidated statements of income consisted of the following components (in thousands):

	2009	2008	2007
State – current	$ 345	$ 373	$ 266
State – deferred	4	(7)	(8)
Federal – current	4,151	6,597	4,253
Federal – deferred	(77)	(971)	(248)
Total income tax expense	$4,423	$5,992	$4,263

The tax effects of temporary differences that give rise to the deferred tax assets and deferred tax liabilities as of December 31, 2009 and 2008 are presented below (in thousands):

	2009	2008
Deferred tax assets:		
Restricted stock amortization	$2,489	$2,046
Stock option expense	105	110
Incentive compensation	175	347
Unrealized losses on investments	55	264
Deferred rent	42	63
Other	4	4
Total deferred tax assets	2,870	2,834
Deferred tax liabilities:		
Depreciation at rates different for tax than for financial reporting	(79)	(119)
Intangibles	(3)	-
Unrealized gains on investments	(839)	-
Total deferred tax liabilities	(921)	(119)
Net deferred tax assets	$1,949	$2,715

Net deferred tax assets and liabilities are reflected on our balance sheet as of December 31, 2009 and 2008 as follows (in thousands):

	2009	2008
Net current deferred tax asset	$2,187	$1,781
Non-current deferred tax assets	683	1,053
Non-current deferred tax liabilities,	(921)	(119)
Net non-current deferred tax (liabilities)/assets reflected on the balance sheet	(238)	934
Total net deferred tax assets	$1,949	$2,715

As a result of our history of taxable income and the nature of the items from which deferred tax assets are derived, management believes that it is more likely than not that we will realize the benefit of our deferred tax assets. For federal income taxes, 2006 through 2008 are open tax years. For Texas franchise taxes, 2005 through 2008 are open tax years.

8. REGULATORY CAPITAL REQUIREMENTS:

Westwood Trust is subject to the capital requirements of the Texas Department of Banking, and has a minimum capital requirement of $1.0 million. At December 31, 2009, Westwood Trust had total stockholders' equity of approximately $3.3 million, which is $2.3 million in excess of its minimum capital requirement.

Westwood Trust is limited under applicable Texas law in the payment of dividends to undivided profits: that part of equity capital equal to the balance of net profits, income, gains and losses since its formation date minus subsequent distributions to stockholders and transfers to surplus or capital under share dividends or appropriate Board resolutions. At the discretion of its board of directors, Westwood Trust has made quarterly and special dividend payments to us out of its undivided profits.

9. EMPLOYEE BENEFITS:

We have issued stock options and restricted shares to our employees, non-employee directors and a non-employee consultant and offer 401(k) matching and profit sharing contributions to our employees. The Plan reserves shares of Westwood common stock for issuance to eligible employees, directors and consultants of Westwood or its subsidiaries in the form of restricted stock and stock options. The total number of shares that may be issued under the Plan (including the predecessor plans to the Plan) may not exceed 2,648,100 shares. In the event of a change in control of Westwood, the Plan contains provisions providing for the acceleration of the vesting of restricted stock and stock options. At December 31, 2009, approximately 699,000 shares remain available for issuance under the Plan.

The following table presents the total stock-based compensation expense we recorded and the total income tax benefit recognized for stock-based compensation arrangements for the years indicated (in thousands):

	2009	2008	2007
Total stock based compensation expense	$7,666	$6,735	$5,316
Total income tax benefit recognized related to stock-based compensation	3,699	4,184	3,049

Restricted Stock

Under the Plan, we have granted restricted stock to employees, non-employee directors and a non-employee consultant, which are subject to a service condition, and to our Chief Executive Officer and Chief Investment Officer, which are subject to a service condition and performance goals. Until the shares vest, they are restricted from sale, transfer or assignment in accordance with the terms of the agreements under which they were issued. We calculate compensation cost for restricted stock grants by using the fair market value of our common stock at the date of grant, the number of shares issued and an estimate of shares that will not vest due to forfeitures. This compensation cost is amortized on a straight-line basis over the applicable vesting period. As of December 31, 2009, there was approximately $13.5 million of unrecognized compensation cost, which we expect to recognize over a weighted-average period of 2.2 years. In order to satisfy tax liabilities that employees will owe on their shares that vest, we may withhold a sufficient number of vested shares from employees on or about the date vesting occurs. We estimate that approximately 72,000 shares could potentially be withheld in 2010 for this purpose. Our two types of restricted stock grants are discussed below.

Employee and non-employee director restricted share grants

For the years ended December 31, 2009, 2008 and 2007, we granted restricted stock to employees, non-employee directors and a non-employee consultant. The employees' shares vest over four years and the directors' and consultant's shares vest over one year. The following table details the status and changes in our restricted stock grants that are subject only to a service condition for the year ended December 31, 2009:

Restricted shares subject only to a service condition:	Shares	Weighted Average Grant Date Fair Value
Non-vested, January 1, 2009	507,450	$29.74
Granted	242,500	31.15
Vested	(191,450)	26.06
Forfeited	(9,350)	31.15
Non-vested, December 31, 2009	549,150	31.62

The following table shows the weighted-average grant date fair value for shares granted and the total fair value of shares vested during the years indicated:

Restricted shares subject only to a service condition:	**2009**	**2008**	**2007**
Weighted-average grant date fair value.........	$31.15	$36.51	$32.77
Fair value of shares vested (in thousands).....	$8,020	$8,675	$6,491

CEO and CIO performance-based restricted share grants

In 2006, we granted shares to our Chief Executive Officer and our Chief Investment Officer that vest over four years and six years, respectively, provided annual performance goals established by the Compensation Committee are met. For the year 2009, the officers became vested in the applicable percentage of their restricted shares since Westwood's adjusted pre-tax income for 2009 was at least $12,075,000, representing a compound annual growth rate of 7% over the adjusted pre-tax income for the year 2004. Each year, the compensation committee will establish a specific goal for that year's vesting of the restricted shares, which will be based in all cases upon Westwood's adjusted pre-tax income, as defined. If in any year during the vesting period the performance goal is not met, the Compensation Committee may establish a goal for a subsequent vesting period, which if achieved or exceeded may result in full or partial vesting of the shares that did not otherwise become vested in a prior year. However, in no event will the maximum number of shares, which may become vested over the vesting period, exceed 100,000 shares in the case of our Chief Executive Officer and 300,000 shares in the case of our Chief Investment Officer. If a portion of the performance-based restricted shares do not vest, no compensation expense is recognized for that portion and any previously recognized compensation expense related to the shares that do not vest would be reversed.

Restricted shares subject to service and performance conditions:	**Shares**	**Weighted Average Grant Date Fair Value**
Non-vested, January 1, 2009	175,000	$18.81
Granted	-	-
Vested	(75,000)	18.81
Forfeited	-	-
Non-vested, December 31, 2009	100,000	$18.81

The following table shows the weighted-average grant date fair value for shares granted and the total fair value of shares vested during the years indicated:

Restricted shares subject to a service and performance condition:	**2009**	**2008**	**2007**
Weighted-average grant date fair value........	$ -	$ -	$ -
Fair value of shares vested (in thousands)....	$2,726	$2,131	$2,820

Because the performance goal was met in 2009, the shares are vested in substance, but require certification by our Compensation Committee, at which time a share price will be determined for tax purposes. As a result, we estimate that the total fair value of the shares that vested in 2009 was approximately $2,726,000, which uses a share price of $36.34, the closing price of our stock as of the last business day of 2009.

Stock Options

Options granted under the Plan have a maximum ten-year term and vest over a period of four years. Options exercised represent newly issued shares. Westwood's outstanding stock options, which are all exercisable, have exercise prices of $12.90 and $14.80 and a weighted-average remaining contractual life of 2.5 years. A summary of the status of Westwood's outstanding stock options as of December 31, 2009, 2008 and 2007 is presented below.

	December 31, 2009		December 31, 2008		December 31, 2007	
	Underlying Shares	Weighted Average Exercise Price	Underlying Shares	Weighted Average Exercise Price	Underlying Shares	Weighted Average Exercise Price
Outstanding, beginning of period	57,400	$12.93	77,300	$12.92	124,531	$12.92
Granted	-	-	-	-	-	-
Exercised	(2,500)	12.93	(19,900)	12.90	(47,231)	12.91
Forfeited	-	-	-	-	-	-
Outstanding, end of period	54,900	12.90	57,400	12.93	77,300	12.92
Exercisable, end of period	54,900	12.90	57,400	12.93	77,300	12.92
Intrinsic value – outstanding and exercisable	$1,286,000		$888,000		$1,907,000	

The following table displays information for Westwood stock options exercised for the periods presented (in thousands):

	For the years ended		
	2009	2008	2007
Total intrinsic value of options exercised	$63	$605	$686
Cash received from the exercise of stock options	33	257	609

Westwood Holdings Group, Inc. Savings Plan

Westwood has a defined contribution 401(k) and profit sharing plan that was adopted in July 2002 and covers all of our employees. Discretionary employer profit sharing contributions become fully vested after six years of service by the participant. For the 401(k) portion of the plan, Westwood provided a match of up to 6% of eligible compensation. These 401(k) matching contributions vest immediately.

The following table displays our profit sharing and 401(k) contributions for the periods presented (in thousands):

	For the years ended		
	2009	2008	2007
Profit sharing expense	$372	$575	$324
401(k) matching contributions	546	524	394

10. EARNINGS PER SHARE:

Basic earnings per common share is computed by dividing net income available to common stockholders by the weighted average number of shares outstanding for the periods ended December 31, 2009, 2008 and 2007, respectively. Diluted earnings per share for these periods is computed based on the weighted average number of shares outstanding plus the effect of the dilutive impact of stock options and restricted stock. Diluted earnings per common share is computed using the treasury stock method. There were no anti-dilutive restricted shares or options as of December 31, 2009, 2008 or 2007.

The following table sets forth the computation of basic and diluted earnings per share (in thousands, except per share and share amounts):

	2009	2008	2007
Net income	$7,895	$10,543	$7,944
Weighted average shares outstanding – basic	6,339,791	6,107,807	5,854,894
Dilutive potential shares from stock options	27,197	33,379	43,421
Dilutive potential shares from restricted shares	297,922	310,282	301,354
Weighted average shares outstanding – diluted	6,664,910	6,451,468	6,199,669
Earnings per share – basic	$1.25	$1.73	$1.36
Earnings per share – diluted	$1.18	$1.63	$1.28

11. VARIABLE INTEREST ENTITIES

Westwood Trust sponsors common trust funds ("CTFs") for its clients. These funds allow clients to commingle assets to achieve economies of scale. The CTFs are considered VIEs because we formed these entities, we are the decision maker for most of their activities and we cannot be removed from our role as sponsor and investment advisor. We receive management fees for the assets in these funds that are commensurate with market rates.

We evaluate all of our CTFs to determine whether or not we qualify as the primary beneficiary based on whether there is an obligation to absorb the majority of the expected losses or a right to receive the majority of the residual returns. Since all losses and returns are distributed to the shareholders of the CTFs, we do not qualify as the primary beneficiary for any of our CTFs as of December 31, 2009. Consequently, the CTFs are not part of our consolidated financial statements.

As of December 31, 2009, we sponsored CTFs with assets totaling $1.5 billion and we hold a corporate investment of $219,000 in one CTF. We have not provided any financial support that we were not previously contractually obligated to provide and our risk of loss is limited to the investment of $219,000, which is part of "Investments" on our balance sheet. There are no arrangements that would require us to provide additional financial support to any of the CTFs. Our investment in the CTF is accounted for as an investment in accordance with our other investments described in "Note. 4 INVESTMENTS" of these financial statements.

12. OTHER COMPREHENSIVE INCOME

Total other comprehensive income is reported in the Consolidated Statement of Stockholder's Equity on a net-of-tax basis. There were no elements of comprehensive income as of December 31, 2008 or 2007. The components of other comprehensive income as of December 31, 2009 are as follows (in thousands):

	Gross Amount	Deferred Tax Expense	Net Amount
Unrealized gain on available-for-sale securities	$2,399	$(840)	$1,559

13. COMMITMENTS AND CONTINGENCIES:

We lease our offices under a non-cancelable operating lease agreement. Rental expense for facilities and equipment leases for fiscal years 2009, 2008 and 2007 aggregated approximately $687,000, $729,000 and $702,000, respectively, and is included in general and administrative and information technology expenses in the accompanying consolidated statements of income.

At December 31, 2009, the future contractual rental payments for non-cancelable operating leases for each of the following five years and thereafter follow (in thousands):

Year ending:	
2010	$680
2011	287
2012	6
2013	-
2014	-
Total payments due	$973

14. SEGMENT REPORTING:

We operate two segments: Westwood Management and Westwood Trust. These segments are managed separately based on the types of products and services offered and their related client bases. We evaluate the performance of our segments based primarily on income before income taxes. The entity Westwood Holdings, the parent company of Westwood Management and Westwood Trust, does not have revenues or employees and is the entity in which we record stock-based compensation expense.

Westwood Management

Westwood Management provides investment advisory services to corporate retirement plans, public retirement plans, endowments, foundations and the WHG Funds, as well as investment subadvisory services to mutual funds and clients of Westwood Trust.

Westwood Trust

Westwood Trust provides trust and custodial services and participation in common trust funds that it sponsors to institutions and high net worth individuals.

All segment accounting policies are the same as those described in the summary of significant accounting policies. Intersegment balances that eliminate in consolidation have been applied to the appropriate segment.

	Westwood Management	Westwood Trust	Westwood Holdings	Eliminations	Consolidated
2009					
Net revenues from external sources	$32,243	$10,310	$ -	$ -	$42,553
Net intersegment revenues	3,476	12	-	(3,488)	-
Net interest and dividend revenue	355	7	-	-	362
Depreciation and amortization	196	58	-	-	254
Income (loss) before income taxes	17,707	2,277	(7,666)	-	12,318
Income tax expense (benefit)	6,160	840	(2,577)	-	4,423
Segment assets	50,687	4,001	5,198	-	59,886
Segment goodwill	3,403	512	-	-	3,915
Expenditures for long-lived assets	62	24	-	-	86

	Westwood Management	Westwood Trust	Westwood Holdings	Eliminations	Consolidated
2008					
Net revenues from external sources	$35,367	$11,089	$ -	$ -	$46,456
Net intersegment revenues	3,950	8	-	(3,958)	-
Net interest and dividend revenue	689	71	-	-	760
Depreciation and amortization	175	58	-	-	233
Income (loss) before income taxes	20,983	2,287	(6,735)	-	16,535
Income tax expense (benefit)	7,445	871	(2,324)	-	5,992
Segment assets	41,740	4,821	4,286	-	50,847
Segment goodwill	1,790	512	-	-	2,302
Expenditures for long-lived assets	118	35	-	-	153
2007					
Net revenues from external sources	$25,851	$10,441	$ -	$ -	$36,292
Net intersegment revenues	3,823	5	-	(3,828)	-
Net interest and dividend revenue	841	166	-	-	1,007
Depreciation and amortization	171	57	-	-	228
Income (loss) before income taxes	14,910	2,613	(5,316)	-	12,207
Income tax expense (benefit)	5,129	940	(1,806)	-	4,263
Segment assets	30,354	4,755	3,915	-	39,024
Segment goodwill	1,790	512	-	-	2,302
Expenditures for long-lived assets	83	31	-	-	114

15. CONCENTRATION:

For the years ended December 31, 2009, 2008 and 2007, our four largest clients accounted for 13.1%, 31.0% and 25.9% of our fee revenue, respectively. For the years ended December 31, 2008 and 2007, our largest client accounted for 19.5% and 10.2% of our fee revenues, respectively. During the year ended December 31, 2009, no customer accounted for 10% or more of our revenues.

(in thousands)	Years ended December 31,		
	2009	2008	2007
Advisory fees from Westwood Management's largest client*:			
Asset-based fees	$267	$ 453	$ 541
Performance-based fees	-	8,645	3,021
Percent of fee revenue	0.6%	19.5%	10.2%

*This client was not our largest client in 2009.

16. SUBSEQUENT EVENTS:

On February 4, 2010, we declared a quarterly cash dividend of $0.33 per share on common stock payable on April 1, 2010 to stockholders of record on March 15, 2010.

On February 24, 2010, we issued 211,000 shares of restricted stock to employees at a price of $39.22 per share. The shares are subject to vesting conditions described in "Note. 9 EMPLOYEE BENEFITS" of these financial statements.

17. QUARTERLY FINANCIAL DATA (Unaudited):

The following is a summary of unaudited quarterly results of operations for the years ended December 31, 2009 and 2008 (in thousands, except per share amounts):

	Quarter			
	First	**Second**	**Third**	**Fourth**
2009				
Revenues	$8,217	$9,972	$11,641	$12,723
Income before income taxes	1,929	2,504	3,598	4,287
Net income	1,230	1,630	2,314	2,721
Basic earnings per common share	0.20	0.26	0.36	0.42
Diluted earnings per common share	0.19	0.25	0.35	0.41
2008				
Revenues	$9,127	$9,651	$10,092	$17,586
Income before income taxes	3,013	2,598	2,764	8,160
Net income	1,955	1,731	1,736	5,121
Basic earnings per common share	0.32	0.29	0.28	0.83
Diluted earnings per common share	0.31	0.27	0.27	0.79

Board of Directors

Susan M. Byrne
Chairman & Chief Investment Officer,
Westwood Holdings Group, Inc.

Brian O. Casey
President & Chief Executive Officer,
Westwood Holdings Group, Inc.

Tom C. Davis(1)(3)
Chief Executive Officer, The Concorde Group

Richard M. Frank(1)(2)(3)
Executive Chairman of the Board, CEC Entertainment, Inc.

Robert D. McTeer(1)
Distinguished Fellow, National Center for Policy Analysis
Former President, Federal Reserve Bank of Dallas

Frederick R. Meyer(1)(2)
Private Investor

Jon L. Mosle, Jr. (1)(3)
Retired Vice Chairman, Rotan Mosle, Inc.

Geoffrey R. Norman(1)(2)
Retired Executive Vice President, GE Asset Management

Raymond E. Wooldridge(1)(2)(3)
Private Investor

(1) Audit Committee Member
(2) Compensation Committee Member
(3) Governance/Nominating Committee Member

Executive Management

Susan M. Byrne
Chairman & Chief Investment Officer

Brian O. Casey
President & Chief Executive Officer

William R. Hardcastle, Jr., CFA
Vice President & Chief Financial Officer

Stockholder Information

Corporate Offices
Westwood Holdings Group, Inc.
200 Crescent Court, Suite 1200
Dallas, Texas 75201
214.756.6900

Stock Exchange Listing
New York Stock Exchange
Common Stock
Ticker Symbol: WHG

Transfer Agent & Registrar
American Stock Transfer & Trust Company
6201 15th Avenue
Brooklyn, NY 11219
800.937.5449

Independent Auditors
Grant Thornton LLP
Dallas, Texas

Corporate Counsel
Fulbright & Jaworski LLP
Dallas, Texas

Annual Meeting of Stockholders
Wednesday, April 21, 2010, 10:00 am CDT
The Crescent Club
200 Crescent Court, 17th Floor
Dallas, Texas 75201

For more information about Westwood Holdings Group, Inc., visit our website at www.westwoodgroup.com or e-mail info@westwoodgroup.com. You may obtain information about the WHG Funds℠ by visiting www.whgfunds.com or by calling 877.FUND.WHG.

Certifications Regarding Public Disclosures & Listings Standards
Westwood Holdings Group, Inc. has filed with the Securities and Exchange Commission as exhibits 31.1 and 31.2 to its Form 10-K for the year ended December 31, 2009, the certifications required by Section 302 of the Sarbanes-Oxley Act regarding the quality of the company's public disclosure. In addition, the annual certification of the Chief Executive Officer regarding compliance by Westwood Holdings Group, Inc. with the corporate governance listing standards of the New York Stock Exchange was submitted without qualification to the New York Stock Exchange following the April 2009 annual stockholder meeting.

Morningstar® Disclaimer
 The information contained herein: (1) is proprietary to Morningstar and/or its content providers; (2) may not be copied or distributed; and (3) is not warranted to be accurate, complete or timely. Neither Morningstar nor its content providers are responsible for any damages or losses arising from any use of this information. Past performance is no guarantee of future results. For each fund with at least a three year history, Morningstar calculates a Morningstar Rating based on a Morningstar Risk-Adjusted Return measure that accounts for variation in a fund's monthly performance (including the effects of sales charges, loads and redemption fees), placing more emphasis on downward variations and rewarding consistent performance. The top 10% of funds in each category receive 5 stars, the next 22.5% receive 4 stars, the next 35% receive 3 stars, the next 22.5% receive 2 stars and the bottom 10% receive 1 star. The Overall Morningstar Rating for a fund is derived from a weighted average of the performance figures associated with its three-, five- and ten-year Morningstar Ratings metric. As of 12/31/2009, WHGMX was rated among 369 Mid Cap Blend funds in the last three years and received an overall Morningstar Rating of 5 stars; WHGLX was rated among 1757 Large Cap Blend funds in the last three years and received an overall Morningstar Rating of 4 stars; WHGIX was rated among 522 Conservative Allocation funds in the last three years and received an overall Morningstar Rating of 4 stars; and WHGBX was rated among 953 Moderate Allocation funds in the last three years and received an overall Morningstar Rating of 4 stars.



WESTWOOD
HOLDINGS GROUP, INC.®

200 Crescent Court
Suite 1200
Dallas, Texas 75201
214.756.6900

www.westwoodgroup.com